Exhibit 99.4

POISED FOR A BREAK-OUT YEAR IN 2013 2012 ANNUAL REPORT LAKE SHORE GOLD CORP.

Lake Shore Gold is a gold mining company with three multi-million ounce gold complexes located in the Timmins Gold Camp, including Timmins West (comprised of the Timmins and Thunder Creek deposits), Bell Creek and Fenn-Gib. The Company is in production at both the Timmins West Mine and Bell Creek Mine, which combined for 85,782 ounces of production in 2012. The Company also has an extensive portfolio of projects and exploration properties in the Abitibi Greenstone belt of Northeastern Ontario and Northwestern Quebec to support long-term growth. Lake Shore Gold’s focus is on completing a 50% mill expansion to 3,000 tonnes per day during the second quarter of 2013 and reaching full production at Timmins West Mine by the end of the year. Based on progress achieved in 2012, the Company is positioned to increase production to between 120,000 – 135,000 ounces in 2013 and to over 140,000 ounces in 2014, with its portfolio of projects and properties providing additional growth potential longer-term. As production grows, cash operating costs and capital investment requirements will decline, positioning the Company to begin generating net free cash flow. Lake Shore Gold’s common shares trade on the TSX and NYSE MKT exchanges under the symbol LSG. TABLE OF CONTENTS 1 Poised for a Break-Out Year in 2013 2 Letter to Shareholders 2 Performance Versus 2012 Objectives 4 Objectives for 2013 5 Reserves and Resources 6 Management’s Discussion & Analysis 32 Management’s Responsibility for Financial Reporting 33 Management’s Report on Internal Controls Over Financial Reporting 34 Report of Independent Registered Chartered Accountants 35 Consolidated Statements of Financial Position 36 Consolidated Statements of Comprehensive Loss 37 Consolidated Statements of Cash Flows 38 Consolidated Statements of Changes in Equity 39 Notes to the Consolidated Financial Statements 80 Corporate Information CORPORATE PROFILE

The Bell Creek Mine and Mill are located approximately 20 kilometres northeast of Timmins. Processing capacity at the mill increased 25% at the end of 2012 and will increase further, to 3,000 tonnes per day, in 2013. Bell Creek Mine produced 21,605 ounces during the year and the Company continued to evaluate a new, high-potential zone at depth. Lake Shore Gold’s Timmins West Mine is a new mine in the prolific Timmins Gold Camp. Production reached 64,177 ounces in 2012 and the mine remained on track to reach full production by the end of 2013. AS PRODUCTION GROWS, CASH OPERATING COSTS AND CAPITAL INVESTMENT REQUIREMENTS WILL DECLINE, POSITIONING THE COMPANY TO BEGIN GENERATING NET FREE CASH FLOW. For Lake Shore Gold, 2012 was the peak year of capital investment, development and construction as it advanced the development of the Timmins West Mine as well as a 50% expansion of its milling facility to a capacity of 3,000 tonnes per day. Based on the progress achieved, Lake Shore Gold entered 2013 poised for a break-out year, driven by three key factors. 1. A solid year of preparation and performance in 2012 a. Met 2012 production guidance – 85,782 ounces of gold produced b. Achieved key development and construction objectives – advanced mine development and completed phase one of mill expansion c. Effectively managed capital spending and operating costs 2. Positioned for strong production growth, improved operating costs and lower capital investments in 2013 a. At least 40% growth in production to 120,000 – 135,000 ounces of gold b. Capital investment requirements to decline by close to 50% c. Operating costs to improve to US$800 to US$875 per ounce 3. A balance sheet funded for growth a. Raised over $220 million in 2012 (debt and royalties) b. Continued to display disciplined approach to capital deployment c. Entered 2013 with cash and bullion inventory of $96 million(1) (1) Pro forma for $35 million standby line of credit, drawn on January 30, 2013 LAKE SHORE GOLD CORP. ANNUAL REPORT 2012 1 > > POISED FOR A BREAK-OUT YEAR IN 2013

PERFORMANCE VERSUS 2012 OBJECTIVES 1 Produce over 85,000 ounces of gold Produced 85,782 ounces of gold and poured 85,184 ounces of gold. 2 Record average cash operating costs of US$825 to US$875 per ounce On a per tonne basis, the Company’s cash operating costs averaged $115, below target levels. Cash operating costs per ounce were US$966. The higher than expected cash cost per ounce reflected an average grade of 3.9 grams per tonne versus a target grade of 4.5 grams per tonne. Had the target grade been achieved, cash operating costs would have averaged approximately US$820 per ounce. LAKE SHORE GOLD is poised for a break-out year in 2013. By break-out year, we mean strong production growth, improved operating cost performance and lower capital investment requirements. Together, these are the building blocks that will position us to begin generating net free cash flow. OUR TEAM OF 775 EMPLOYEES AND CONTRACTORS IS EXPERIENCED, WELL TRAINED AND HIGHLY FOCUSED ON SAFELY ACHIEVING OUR TARGETS AND DELIVERING ON THE PROMISE THAT IS LAKE SHORE GOLD. Tony Makuch, President & CEO LETTER TO SHAREHOLDERS LAKE SHORE GOLD CORP. ANNUAL REPORT 2012 2

Our performance in 2012 was critical in bringing us to this pivotal point in the growth of Lake Shore Gold. We had our peak year of capital investment in 2012 as we advanced our plan to complete a 50% mill expansion during the second quarter of 2013 and reach full production at Timmins West Mine by the end of the year. We also achieved our production guidance for 2012, producing 85,782 ounces of gold, and reported average cash cost per tonne below expected levels and capital investments at the low end of our target range. In executing our plan, a number of key accomplishments were achieved. We combined Thunder Creek and Timmins Deposit to form Timmins West Mine and advanced both Timmins West and Bell Creek Mine into commercial production. We updated our resources at Timmins Deposit, Gold River Trend and Bell Creek, and released a new reserve estimate for Timmins West Mine that achieved our goal of establishing three to five years of reserves ahead of production. In support of our growth plans, including achieving higher, more predictable grades going forward, we completed extensive development and drilling programs in 2012. These programs included close to 12,000 metres of mine development and approximately 140,000 metres of delineation and infill drilling. At our mill, we completed the first phase of expansion, increasing our processing capacity to 2,500 tonnes per day near the end of the year, and remained on schedule for completion of the next phase of expansion, to 3,000 tonnes per day, by mid-2013. Also in 2012, we continued to effectively manage capital investments and operating costs. We began the year targeting total capital investment of $193 million. The target was reduced, through deferrals and savings, to $170 – $175 million in June and our ultimate investment totaled $169.8 million. Our cash operating cost per tonne was $115, better than plan. Very importantly, we strengthened our balance sheet during 2012 by raising over $220 million. We added $50 million through a royalty and equity investment transaction with Franco-Nevad Corporation. We raised $70 million through a credit facility with Sprott Resource lending Partnership, including a $35 million gold loan and a $35 million standby line of credit. Finally, in September we completed a $103.5 million convertible debenture issue, part of which was used to pay off a US$50 million senior secured loan. The financings we completed were extremely important. They provided the funding we needed to achieve our growth objectives in a difficult market environment. The fact we were able to raise the necessary funding is a strong vote of confidence in the assets that we own, the progress that we have made and the prospects we have for growth and value creation going forward. 3 Complete 50% mill expansion to new capacity of 3,000 tonnes per day Due to competitive cost pressures, a portion of the expansion project was deferred. The mill was expanded to a capacity of 2,500 tonnes per day during the fourth quarter of 2012 and exited the year on track to reach 3,000 tonnes per day during the second quarter of 2013. 4 Record expenditures of $93 million related to development of Timmins West Mine and $67 million for mill expansion and other mill improvements Investments for development of Timmins West Mine totaled $75.4 million, reflecting cost deferrals and savings, with $70.2 million of investments for the Bell Creek mill expansion and other mill costs. The Company’s total capital investments, including exploration costs, totaled $169.8 million, in line with the low end of the target range of $170 to $175 million. LAKE SHORE GOLD CORP. ANNUAL REPORT 2012 3

Turning to our prospects, in 2013, we are positioned to increase production by at least 40% to between 120,000 and 135,000 ounces of gold, with more growth planned in 2014. Our target for cash operating costs is US$800 to US$875 per ounce, well below the 2012 level. Capital investment will decline by close to 50%, to a target of $90 million, including exploration. Based on our plan for the year, and the $96 million(1) of cash and bullion we had at the beginning of 2013, we anticipate ending the year with a strong cash position, well funded for the additional growth to come in 2014. With growing production, improving operating costs and declining capital investment requirements, we expect to significantly increase operating cash flow and are fast approaching the point when we will begin generating net free cash flow. When I think of Lake Shore Gold, first and foremost, I think of a team. Our team of 775 employees and contractors is experienced, well trained and highly focused on safely achieving our targets and delivering on the promise that is Lake Shore Gold. The paramount importance of safety was emphasized in 2012 with the loss of one of our own, representing our company’s first fatality. The passing of Trevor king last April was a tragedy, one that none of us will get over and one that we will work diligently to ensure is never repeated. I would like to thank the people of Lake Shore Gold for their continued hard work and, very importantly, our shareholders for their ongoing support. We have come through a period focused on investment in exploration, development and construction which has brought us to the point we are at today – poised for a break-out year in 2013(2). Tony Makuch, President & CEO 1 Achieve at least 40% growth in production to 120,000 to 135,000 ounces of gold. 2 Improve cash operating costs to between US$800 and US$875 per ounce. 3 Reduce capital investment by close to 50% to $90 million, including exploration. 4 Complete phase two mill expansion to a capacity of 3,000 tonnes per day during the second quarter of 2013. 5 Exit 2013 with Timmins West Mine positioned for full production. LETTER TO SHAREHOLDERS (cont’d) LAKE SHORE GOLD CORP. ANNUAL REPORT 2012 4 OBJECTIVES FOR 2013 (1) Pro forma for $35 million standby line of credit, drawn on January 30, 2013. (2) Certain statements in this Annual Report are forward-looking statements within the meaning of certain securities laws. Readers are directed to page 29 of this annual report for cautionary language relating to forward-looking statements.

LAKE SHORE GOLD CORP. ANNUAL REPORT 2012 5 LAKE SHORE GOLD – RESERVES AND RESOURCES (AS OF APRIL 2013) PROBABLE RESERVES TONNES GRADE GPT(1) CONTAINED OUNCES Timmins West Mine 4,811,000 5.2 798,000 Bell Creek Mine 960,000 4.2 129,000 Total 927,000 RESOURCES – MEASURED AND INDICATED(2) TONNES GRADE GPT(1) CONTAINED OUNCES Timmins West Mine 5,978,000 5.5 1,061,000 Gold River Trend 690,000 5.3 117,000 Bell Creek Mine 4,685,000 4.7 710,000 Vogel 2,219,000 1.75(3) 125,000 Marlhill 395,000 4.5 57,000 Fenn-Gib 40,800,000 0.99(3) 1,300,000 Total 3,245,000 RESOURCES – INFERRED TONNES GRADE GPT(1) CONTAINED OUNCES Timmins West Mine 3,549,000 5.4 615,000 Gold River Trend 5,273,000 6.1 1,028,000 Bell Creek Mine 6,080,000 4.6 904,000 Vogel 1,459,000 3.60(4) 169,000 Fenn-Gib 24,500,000 0.95(3) 750,000 Total 3,466,000 (1) Grams per tonne (2) Measured and Indicated resources are inclusive of reserves (3) Open-pit resources (4) Combination of underground and open-pit resources (1) Examples of forward-looking information (2) Includes an estimated $80 millon for projects and $10 million for exploration (mainly in-mine drilling) PRODUCTION Poised for at least 40% growth in 2013 Total Ounces 85,782 2012 83,585 2011 43,500 2010 7,700 2009 0 30,000 60,000 90,000 120,000 150,000 135,000(1) 2013 (Guidance) 120,000(1) 0 50 100 150 200 2009 72 2010 95 2011 129 2012 170 2013 (Guidance) 90(1)(2) CAPITAL INVESTMENT Peak Year in 2012 $ Millions

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2012 and 2011 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board.  This MD&A has taken into account information available up to and including March 18, 2013. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

OVERVIEW

Lake Shore Gold is a gold mining company with three multi-million ounce gold complexes located in the Timmins Gold Camp of Northern Ontario.

The Company’s strategy is focused on completing the construction of its Timmins mining operations, which include the development of Timmins West Mine and expansion of its milling facility to a capacity of 3,000 tonnes per day. The Company expects to grow production to over 120,000 ounces in 2013, with additional growth planned in 2014. As production grows, unit operating costs and capital investment requirements are expected to decline, positioning the Company to generate positive free cash flow.

The Timmins West Complex is located 18 kilometres west of Timmins and hosts the Timmins West Mine, where full production is targeted for the end of 2013. Timmins West Mine includes the Timmins and Thunder Creek deposits, both of which have considerable potential for growth. Exploration potential also exists at the Gold River Trend project, located 3 kilometres south of Timmins West Mine, and at the 144 property, immediately adjacent to Thunder Creek. On the east side of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine, where the Company is producing and also evaluating the potential of a new zone at depth. Bell Creek also hosts a number of exploration properties, including Vogel, Marlhill, Wetmore and others. The Company’s third gold complex is the Fenn-Gib project, located approximately 60 kilometres east of Bell Creek. Fenn-Gib is a potential large-scale, open-pit gold project with an established resource and excellent potential for further growth.

The Company’s central mill has a current operating capacity of 2,500 tonnes per day and is processing ore from the Timmins West Mine and Bell Creek Mine. An expansion of the mill to a capacity of 3,000 tonnes per day is on track for completion during the second quarter of 2013.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

Effective January 1, 2012, both the Timmins West Mine, including the Timmins Deposit and Thunder Creek Deposit, and Bell Creek Mine were in commercial production. During the fourth quarter and full-year 2011, only the Timmins Deposit of Timmins West Mine was in commercial production.

2012 Highlights

Production

•                  Produced 85,782 ounces of gold in 2012 (719,298 tonnes at 3.9 grams per tonne), an increase of 2,197 ounces or 2.6% from 83,585 ounces (671,467 tonnes at 4.0 grams per tonne) in 2011. All production in 2012 was commercial production compared to 43,045 ounces of commercial production from Timmins Deposit in 2011.

•                  Produced 23,738 ounces of gold in the fourth quarter of 2012 (181,575 tonnes at 4.2 grams per tonne) compared to 24,809 ounces (186,231 tonnes at 4.3 grams per tonne) for the fourth quarter of 2011. All production in the fourth quarter 2012 was commercial production compared to 8,578 ounces for the fourth quarter of 2011.

Development and Expansion Progress

•                  Completed 11,900 metres of mine development at its Timmins West and Bell Creek mines, as well as approximately 140,000 metres of delineation and infill drilling. Development and drilling during the year was completed to better define resources and outline mineralization in support of production growth and to optimize mine planning.

•                  Extended Timmins Deposit ramp to 790 Level and connected lower mine at Thunder Creek from 660 Level to 765 Level. Ramp at Bell Creek driven to 610 Level with drill drift established to support evaluation of the Bell Creek deposit at depth.

•                  Completed phase one of Company’s mill expansion in December, increased processing capacity by 25% to 2,500 tonnes per day.

•                  Completed 3,030 metres of mine development in fourth quarter of 2012, as well as 27,000 metres of delineation and infill drilling.

Operating Costs and Capital Investment

•                  Reported cash operating costs* per tonne in 2012 of $115, an increase of $20 per tonne compared to 2011. The increase largely reflected higher costs at Thunder Creek and Bell Creek during their first year of commercial production, when significant development and definition drilling work was completed, as well as higher infill and delineation drilling costs at Timmins Deposit.

•                  Reported cash operating costs* per ounce of US$996 in 2012 (including $30 relating to royalties) compared to US$811 (no royalties) for 2011 largely reflecting higher costs per tonne and an average grade of 3.9 grams per tonne versus 4.0 grams per tonne in 2011.

2

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

•                  For the fourth quarter 2012, reported cash operating costs* of $124 per tonne or US$990 per ounce (including $36 per ounce relating to royalties) compared to $102 per tonne and US$762 per ounce (no royalties) for the fourth quarter of 2011.

•                  Total capital investment of $160.7 million for projects and $9.1 million for exploration in 2012, in line with the Company’s target for total capital investment of $170 to $175 million. In 2011, capital investment totaled $96.7 million for projects and $32.1 million for exploration. Capital investment during the fourth quarter 2012 totaled $36.6 million, with $1.5 million invested in exploration, compared to $25.6 million for projects and $7.6 million for exploration in the fourth quarter of 2011.

Financial performance and position

•                  Cash earnings from mine operations* in 2012 were $53.7 million, an increase of approximately 70% from 2011. Fourth quarter 2012 cash earnings from mine operations totaled $14.3 million compared with $8.7 million for the same period in 2011.

•             Net loss for the year totaled $317.9 million or $0.77 per common share. Excluding a non-cash impairment charge of $302.5 million and related deferred tax recovery of $2.1 million, net loss for 2012 was $17.5 million or $0.04 per common share, higher than the net loss in 2011 of $10.9 million or $0.03 per common share, due largely to higher depletion and depreciation expenses compared to the prior year. The $302.5 million non-cash charge relates to the write down of the Company’s mining interests as a result of the impairment assessment performed by the Company at December 31, 2012 (refer to the “Impairment” discussion further in this MD&A).

•             Net loss in the fourth quarter of 2012, excluding the impairment charge of $302.5 million and related deferred tax recovery of $2.7 million, was $2.4 million or $0.01 per common share, an improvement from the net loss in the fourth quarter of 2011 of $5.5 million or $0.01 per common share. Including the impairment charge and the related deferred tax recovery, the net loss in the fourth quarter of 2012 is $302.2 million or $0.73 per common share.

•                  During 2012, the Company raised more than $220 million of capital to fund its growth by completing a royalty and equity investment transaction with Franco-Nevada Corporation for $50 million; completing a credit facility with Sprott Resource Lending Partners (“Sprott”) for $70.0 million, with $35.0 million from a gold-linked note drawn on July 16, 2012 and a $35.0 million standby line drawn subsequent to year end; and issuing Convertible Unsecured Debentures (the “Convertible Debentures”) for an aggregate principal amount of $103.5 million. Of the funds raised, US$50.0 million was used to repay a credit facility with UniCredit Bank AG (“UniCredit”).

•                  Cash and gold bullion inventory at December 31, 2012 totaled approximately $61 million, including $48.7 million of cash and the remainder in bullion inventory (valued at market prices).

*Denotes a non-GAAP measure. See “non-GAAP” measures on page 20 of this MD&A. References to cash operating costs and cash earnings from mine operations through the remainder of this MD&A may not be footnoted.

3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Exploration

•                  Achieved exploration success at Timmins West Mine, including intersecting high-grade mineralization outside the existing resource around the 750 metre level at Timmins Deposit as well as 50 metres west of the existing resource at the 765 metre level at Thunder Creek.

•                  Discovered new areas of mineralization in the Highway 144 gap 850 metres south of Thunder Creek, doubled the depth of known mineralization at 144 North and intersected new mineralization at 144 South.

•                  Intersected high-grade mineralization in the North A Deep Zone at Bell Creek below the 600 metre level, verifying the continuity of the Zone and confirming the structure and orientation of the mineralization.

Financial Overview

	Quarter ended December 31,		Year ended December 31,
(In $’000 except the per share amounts)	2012	2011	2012	2011
Commercial gold sales (ounces)	19,940	8,578	79,742	43,045
Realized gold price (US$ per ounce)	1,719	1,687	1,666	1,546
Exchange rate ($ to US$)	1.00	0.98	1.00	1.01
Revenue ($’000)	$33,976	$14,760	$133,012	$66,233
Cash cost of sales*	(19,659)	(6,080)	(79,295)	(34,534)
Cash earnings from mine operations*	$14,317	$8,680	$53,717	$31,699
Impairment charge	(231,000)	—	(231,000)	—
Depreciation, depletion and share based payments	(11,011)	(3,513)	(43,383)	(17,954)
(Loss) earning from mine operations	$(227,694)	$5,167	$(220,666)	$13,745
Loss from continuing operations after tax	$(230,726)	$(1,460)	$(246,389)	$(5,851)
Loss from discontinued operations after tax	(71,500)	(4,001)	(71,543)	(5,026)
Net loss	$(302,226)	$(5,461)	$(317,932)	$(10,877)
Net loss per share - basic and diluted
From continuing and discontinued operations	$(0.73)	$(0.01)	$(0.77)	$(0.03)
From discontinued operations	$(0.17)	$(0.01)	$(0.17)	$(0.01)

* Denotes a non-GAAP measure. See “Non-GAAP measures” on page 20 of this MD&A

OUTLOOK

The progress the Company achieved in 2012 has positioned Lake Shore Gold for higher production, reduced investment and improved cash operating costs in 2013. Production in 2013 is targeted between 120,000 to 135,000 ounces of gold. Capital investment on mine development and mill expansion projects is forecast at approximately $80 million, with an additional $10 million budgeted for exploration, largely in-mine drilling. Cash operating costs in 2013 are targeted at US$800* to US$875* per ounce, including royalties.

Based on cash and gold bullion inventory at the beginning of 2013 of approximately $61 million, $35 million received from Sprott in January 2013 and anticipated cash flows during the year, the Company is positioned to finance its planned expenditures in 2013. (All cash flow and other financial projections for 2013 are based on an assumed average gold price for the year of US$1,650 per ounce and a C$/US$ exchange rate of 1.00).

4

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Reserve and Resource Update

The Company will be publishing updated reserve and resource estimates in connection with the filing of its 2012 Annual Information Form. The results are expected to include an increase in total probable reserves of just over 100,000 ounces reflecting the release of an initial probable reserve for Bell Creek Mine of 129,000 ounces (960,000 tonnes at an average grade of 4.2 grams per tonne). The initial reserve estimate at Bell Creek incorporates results from mining, development and detailed diamond drilling during 2012 with ounces located between the 300 and 775 levels. The majority of resources at Bell Creek are located below the 775 Level. Updated probable reserves at Timmins West Mine are estimated at approximately 798,000 ounces (following depletion of 64,177 ounces in 2012). The updated estimate is based on 4.8 million tonnes at an average grade of 5.2 grams per tonne, largely unchanged from the previous reserve estimate in May 2012.

Indicated resources (inclusive of reserves) and inferred resources at Bell Creek are expected to be similar to the levels reported in the March 2012 resource estimate. Updated resources are estimated at 4.7 million tonnes at an average grade of 4.7 grams per tonne for 710,000 ounces in the indicated category and 6.1 million tonnes at 4.6 grams per tonne for 904,000 ounces in the inferred category. Ounces included in the updated indicated resources at Timmins West Mine, inclusive of reserves, are expected to total 1,060,000 ounces (6.0 million tonnes at an average grade of 5.5 grams per tonne) compared to the 1,122,500 ounces (5.8 million tonnes at an average grade of 6.0 grams per tonne) of indicated resources in the previous estimate reported in March 2012. Inferred resources are expected to total 615,000 ounces (3.5 million tonnes at an average grade of 5.4 grams per tonne) versus the previous estimate of 791,500 ounces (4.3 million tonnes at an average grade of 5.8 grams per tonne). The reduction in inferred resources largely reflects the removal of ounces at Thunder Creek where drilling at the periphery of the deposit did not encounter sufficient continuity to maintain the ounces in inferred resources. More drilling is required to fully assess these areas.

GOLD SALES

83,779 ounces sold in 2012 for total proceeds of $139.7 million

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Revenues
Commercial gold sales (ounces)	19,940	8,578	79,742	43,045
Realized gold price - all sales ($’s)	$1,705	$1,722	$1,668	$1,533
Revenue ($’000)	$33,976	$14,760	$133,012	$66,233
Add gold sales capitalised in mining interests	$0	$23,038	$6,706	$73,971
Total gold sale proceeds ($’000)	$33,976	$37,798	$139,718	$140,204
Total gold sales (ounces)	19,940	21,956	83,779	91,468

Total gold sales in 2012 were 83,779 ounces compared to 91,468 ounces in 2011. The reduction from 2011 mainly reflected lower bullion inventory at the beginning of 2012 compared to the beginning of the prior year.

5

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Commercial gold sales in 2012 totaled 79,742 ounces for gold revenues of $133.0 million compared to 43,045 ounces of commercial sales for total gold revenues of $66.2 million in 2011. The difference between total gold sales and commercial gold sales in 2012 represents sales of bullion inventory at January 1, 2012 related to production in late 2011 at Bell Creek Mine and Thunder Creek Deposit (both were not in commercial production prior to January 1, 2012). The difference between total gold sales and commercial sales in 2011 represents sales of Bell Creek Mine and Thunder Creek deposit production in 2011 as well as bullion inventory at January 1, 2011 from 2010 production (none of the Company’s deposits were in commercial production prior to January 1, 2011).

The increase in gold revenues reflected higher commercial ounces sold as well as a higher average realized price in 2012 with the gold price averaging US$1,666 ($1,668) per ounce compared to US$1,546 ($1,533) per ounce in 2011.

For the fourth quarter of 2012, total gold sales were 19,940 ounces, lower than the 21,956 ounces of gold sales in the fourth quarter of 2011. The reduction reflected lower levels of gold production and gold poured compared to the prior year’s fourth quarter. All gold sales in the fourth quarter of 2012 were commercial gold sales, which were sold at an average price of US$1,719 ($1,705) per ounce for gold revenues of $34.0 million. Commercial gold revenues in the fourth quarter of 2012 were $19.2 million higher than in the same period in 2011 reflecting higher commercial ounces sold partially offset by a slightly lower average realized price.

OPERATIONS REVIEW

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Operating results
Tonnes milled	181,575	186,231	719,298	671,467
Grade (grams/tonne)	4.2	4.3	3.9	4.0
Mill recoveries	96.0%	95.5%	96.3%	96.1%

Gold production (ounces)	23,738	24,809	85,782	83,585

Gold poured (ounces)	24,041	26,550	85,184	86,565

Gold sales (ounces)	19,940	21,956	83,779	91,468

Commercial gold production (ounces)	23,738	8,578	85,782	43,045
Per ounce data - US$
Realized gold price	$1,719	$1,687	$1,666	$1,546
Cash cost of sales, before royalties*	$954	$762	$966	$811

Project spending ($M)	$36.6	$25.6	$160.7	$96.7
Exploration ($M)	$1.5	$7.6	$9.1	$32
Capital development (metres)	3,030	2,585	11,900	10,980
Drilling (metres)	27,000	29,800	140,000	120,000

*Denotes a non-GAAP measure. See “non-GAAP” measures on page 20 of this MD&A.

6

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Overview

Production

Gold produced (recovered) in 2012 totaled 85,782 ounces, an increase of 3% from 83,585 ounces processed in 2011. Mill throughput in 2012 of 719,298 tonnes was 7% higher than the previous year (the Mill was operating at 1,500 tonnes per day in 2011 and reached 2,000 tonnes per day late in that year). The average grade for the year of 3.9 grams per tonne compared to an average grade of 4.0 grams per tonne in 2011 and reflected the milling of significant development material and the impact of mine sequencing. Mill recoveries in 2012 continued to meet or exceed target levels, averaging over 96%.

Gold produced (recovered) during the fourth quarter of 2012 totaled 23,738 ounces compared to 24,809 ounces during the fourth quarter of 2012. Lower throughput compared to the previous year’s fourth quarter (1,973 tonnes per day in the fourth quarter of 2012 compared to 2,024 tonnes per day in same period in 2011) largely reflected the impact of approximately 10 down days during the fourth quarter of 2012 related to commissioning of the first phase of the Company’s mill expansion, which increased milling capacity 25% to 2,500 tonnes per day in December. Mill recoveries averaged 96% for the fourth quarter 2012, similar to the level achieved in the same period a year earlier.

Operating Costs

Cash cost per tonne for 2012 averaged $115, an increase of $20 per tonne from the $95 reported in 2011. The increase compared to the previous year largely reflected the impact of Thunder Creek and Bell Creek being in commercial production in 2012 (only Timmins Deposit was in commercial production during 2011) and higher infill and delineation drilling costs. Cash operating cost per ounce sold for 2012 was US$966 (US$996 including royalties) compared to US$811 (no royalties) for 2011 reflecting higher costs per tonne in 2012 as discussed above.

Cash cost per tonne for the fourth quarter of 2012 totaled $124, an increase of $22 per tonne from the fourth quarter of 2011. Higher drilling costs, the inclusion of Thunder Creek and Bell Creek Mine in commercial production and the impact of lower tonnage largely accounted for the increase when compared to the fourth quarter of 2011. Cash cost per ounce sold during the fourth quarter of 2012 was US$954 before royalties (US$990 including royalties), higher than the US$762 (no royalties) for the fourth quarter of 2011. The increase in the cash cost per ounce from the fourth quarter of 2011 is due to higher cash cost per tonne.

Capital Investment (Projects)

Investment in the Company’s projects during 2012 totaled $160.7 million compared with $96.7 million in 2011. The increase largely reflected the fact that 2012 was the peak investment period for both the Timmins West Mine development and mill expansion projects. Of the $160.7 million of investment in 2012, $75.4 million related to Timmins West Mine, $70.2 million was invested on the Bell Creek mill expansion and related infrastructure, while $15.1 million related to ramp and lateral development and other work largely to evaluate the Bell Creek deposit at depth.

Capital investment in the fourth quarter of 2012 totaled $36.6 million compared to capital investment of $25.6 million during the fourth quarter of 2011. Timmins West Mine and the mill expansion accounted for the majority of the capital investment during the fourth quarter of 2012.

7

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Development and Expansion Progress

Development: 11,900 metres of mine development was completed during 2012. A total of 9,060 metres of development was completed at Timmins West Mine and largely related to establishing ramp connections to the 790 Level and sill development below 650 Level at Timmins Deposit and developing the 370, 395 and 675 levels and connecting the 660 and 765 levels at Thunder Creek. A total of 2,840 metres of development was completed at Bell Creek, including advancing the surface ramp to the 610 Level, completing lateral development in support of stoping complexes in the North A Deep and North A East zones and establishing drill drifts on the 535 and 610 levels.

During the fourth quarter of 2012, a total of 3,030 metres of capital development were completed, including 2,240 metres at Timmins West Mine and 790 metres at Bell Creek.

Definition drilling: Approximately 140,000 metres of definition and delineation underground drilling were completed in 2012. Of this drilling, 112,000 metres was at the Timmins West Mine with the remainder at Bell Creek Mine. During the fourth quarter of 2012, a total of 27,000 metres of definition and delineation drilling was completed, with Timmins West Mine accounting for 21,000 metres of drilling.

Mill expansion: During 2012, the Company made significant progress advancing the 50% mill expansion project. The first phase of the expansion was completed in December 2012, with the mill’s capacity increasing 25% to 2,500 tonnes per day. Major components brought on line as part of the first phase included two new carbon-in-leach tanks, a new thickener and thickener feed pumps and pumpbox, a new flocculation plant and major water systems upgrades. The second phase of expansion involves constructing new ore receiving, crushing, ore storage and grinding facilities. Completion of phase two of the approximately $100 million project, which will increase throughput capacity to 3,000 tonnes per day, is expected during the second quarter of 2013.

Timmins West Mine

The Timmins West Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production. In 2011, Timmins Deposit was in commercial production while Thunder Creek was considered an advanced exploration project.

In March 2012, Franco-Nevada Corporation paid the Company $35 million for a 2.25% NSR royalty on the sale of minerals from The Company’s Timmins West Complex, including Timmins West Mine. In addition, there are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

A total of 64,177 ounces of gold was produced at Timmins West Mine in 2012, which resulted from processing 536,949 tonnes at an average grade of 3.8 grams per tonne. Production in 2012 was 9% higher than the 58,983 ounces of commercial and non-commercial production reported in 2011, mainly reflecting higher tonnes processed.

For the fourth quarter of 2012, 19,025 ounces of gold were produced from the Timmins West Mine, which resulted from milling 140,492 tonnes at an average grade of 4.4 grams per tonne. During the fourth quarter of 2011, a total of 17,999 commercial and non-commercial ounces of

8

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

gold were processed at an average grade of 4.2 grams per tonne. Of the 17,999 ounces, 10,503 ounces related to Thunder Creek, where a large bulk sample was extracted during the quarter.

Cash operating costs at Timmins West Mine in 2012 averaged $115 per tonne and US$962 per ounce (before royalties). For the fourth quarter of 2012, cash operating costs averaged $120 per tonne and US$886 per ounce (before royalties).

Capital investment at the Timmins West Mine, including ramp, infrastructure and level development expenditures and underground exploration drilling, totaled $75.4 million during the year ended December 31, 2012.

Among the work completed at the Timmins West Mine in 2012 were ramp development to the 790 Level at Timmins West, sill development in the UM and FW Zones on levels below the 650 Level, ramp development from the 370 Level at Thunder Creek down to the 395 Level, as well as ramping from the 730 Level at Thunder Creek to the 765 Level and up to the 660 Level. The development work completed in the year is expected to contribute to higher levels of production going forward as multiple mining horizons are being established at the Timmins Deposit between the 650 and 730 levels and between the 660 and 765 levels at the Thunder Creek Deposit.

During 2012, approximately 112,000 metres of definition and delineation drilling were completed at Timmins West Mine (approximately 21,000 metres in the fourth quarter). Of metres drilled, approximately 61,000 metres for the year (12,000 metres for the fourth quarter) were at Timmins Deposit, with the remainder at Thunder Creek. Drilling during the fourth quarter at Timmins Deposit was focused on increasing confidence with respect to the inferred resources between the 730 and 810 metre levels, and delineating the UM5-UM8 lenses and FW1, and FW2 zones for mining in 2013.

At the Thunder Creek Deposit, fourth quarter drilling was focused on increasing confidence with respect to the inferred resources between the 600 and 800 metre levels and in the near-term mining blocks between the 695 and 765 metre sub-levels. In addition, drilling from a drift on the 765 Level of Thunder Creek continued to intersect strong Rusk mineralization below the 765 metre Level.

On February 15, 2012, the Company announced an updated resource estimate for the Timmins West Mine. The resource estimate for the Timmins West Mine included 1,122,500 ounces of gold (5,826,000 tonnes grading 5.99 grams per tonne) in the indicated category and 791,500 ounces of gold (4,272,000 tonnes at an average grade of 5.76 grams per tonne) in the inferred category.

On April 4, 2012, the Company announced a new reserve estimate for the Timmins West Mine, which included 823,848 ounces of gold (4,922,180 tonnes grading 5.21 grams per tonne), all in the probable reserve category. The reserves were estimated from the conversion of the indicated resources. Inferred resources were not included in the reserve calculation.

Bell Creek Mine

The Bell Creek Mine is a former producing mine located on the east side of Timmins close to Goldcorp Inc.’s (“Goldcorp”) Hoyle Pond Mine. Lake Shore Gold acquired the Bell Creek Mine, and the Bell Creek Mill, in December 2007.

9

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings. Effective January 1, 2012, production from Bell Creek Mine is recorded as commercial production. Ounces produced at Bell Creek Mine are subject to a 2% NSR royalty payable to Goldcorp. On February 12, 2011, the Company purchased for cancellation a 5% NSR on certain claims on the Bell Creek Mine from Enerplus Corporation (“Enerplus”) by issuing 3.0 million common shares of the Company valued at $12.0 million. Under agreements between the Company and Goldcorp entered into at the time the Company acquired the Bell Creek Mine, Goldcorp agreed to reimburse the Company for half of the purchase price of the Enerplus royalty, which will be offset against royalty payments payable to Goldcorp. During 2012, the Company incurred $0.7 million royalty expense to offset against the payment owed by Goldcorp.

During the year ended December 31, 2012, a total of 21,605 ounces of gold was processed (182,350 tonnes at an average grade of 3.9 grams per tonne), which compared to non-commercial production of 24,602 ounces (178,676 tonnes at an average grade of 4.29 grams per tonne) in 2011. Production in 2012 was primarily in the North A Deep, East and Main zones to the 595 Level.

Production in the fourth quarter of 2012 totaled 4,713 ounces (41,084 tonnes at an average grade of 3.88 grams per tonne) compared to 6,810 ounces (48,523 tonnes at an average grade of 4.70 grams per tonne) of non-commercial production in the fourth quarter of 2011.

Cash operating costs in 2012 at Bell Creek Mine averaged $116 per tonne and US$978 per ounce. For the fourth quarter of 2012, cash operating costs averaged $137 per tonne and US$1,198 per ounce.

During 2012, capital investment at the Bell Creek Mine (including expenditures at the Vogel and Schumacher properties) totaled $15.5 million.

The main ramp reached the 610m level at the end of 2012, for a total of 1,393 meters of ramp development completed in the year - resulting in a vertical advance of 110 metres. Development for longhole stope complexes continued in the North A Deep and North A East zone from 285 to 595 meter levels. The North A Deep ore zones have increased in strike length from 550m level down to 580 meter level increasing the number of mineable longhole stopes planned.

A total of approximately 27,000 metres of definition and delineation drilling was completed at the Bell Creek Mine during 2012 (6,000 metres in the fourth quarter 2012), mainly focused on delineation drilling of the North A Deep Zone and parallel vein structures in the footwall and hangingwall (North A2, and north B Veins) from platforms on the 475 and 535 metre levels to a vertical depth of approximately 750 metres. The 610 metre Level drill drift was well underway by year end providing the platform for the 2013 delineation drill campaign down to a vertical depth of 900 metres. A cross-cut on the 5950E section line has been extended approximately 150 metres southwards to facilitate some deeper drilling to test the wider, higher grade, “Link” Zone at the 1100 metre elevation.

On March 30, 2012, the Company announced a resource estimate for the Bell Creek Mine which included 646,431 ounces in the measured and indicated categories (4,249,451 tonnes at an average grade of 4.73 grams per tonne) and 953,845 ounces in the inferred category (6,088,506

10

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

tonnes grading 4.87 grams per tonne). The base case resource was estimated assuming a long term gold price of US$1,200 per ounce of gold and a cut off grade of 2.20 grams per tonne.

The decision to place the Bell Creek Mine into commercial production was made on the basis of the knowledge gained and the Company’s experience during the advanced exploration phase, and not on the basis of a completed technical report demonstrating economic and technical viability.  The Company has not completed a feasibility or pre-feasibility study on the Bell Creek Mine and has not published a reserve estimate as of the date of this MD&A. Engineering work has been initiated, and continues, on evaluation of the full economic potential of the Bell Creek property under various mine development scenarios.  Results of the ongoing drilling program will be fed into this work as they come available over the course of the year.

EXPLORATION REVIEW

During 2012, the Company completed considerable underground infill and delineation drilling at Timmins West Mine and Bell Creek Mine; the Company also completed approximately 38,500 metres of surface exploration drilling for total expenditures of $9.1 million. Of these expenditures, $3.5 million was incurred at Fenn-Gib, $1.5 million at the Bell Creek Complex, $2.1 million at Highway 144, $1.2 million at Gold River Trend and the remainder at other projects.

Of the 38,500 metres of total surface drilling, approximately 18,500 metres were drilled at the Fenn-Gib project.  The drill program at Fenn-Gib was designed to expand and infill the existing mineralized structure with a goal of increasing total resources at the project from the current level of 1.30 million ounces of gold (40.8 million tonnes grading 0.99 grams per tonne) in the indicated category and 0.75 million ounces of gold (24.5 million tonnes grading 0.95 grams per tonne) in the inferred category. Based on surface drilling at Fenn-Gib, the Company announced in early May that it had extended mineralization by approximately 200 metres to the north, west and to depth with key intersections including 1.93 grams per tonne gold over 241.20 metres, 1.26 grams per tonne gold over 324.00 metres, 0.89 grams per tonne gold over 260.50 metres and 0.73 grams per tonne over 284.0 metres. At the same time, the Company announced that it identified three new exploration targets within 1.5 kilometres of the existing resource at Fenn-Gib, further highlighting the exploration potential of the project.

Of the remaining surface metres drilled in 2012, approximately 16,100 metres were at the Timmins West Complex (including drilling along both the TC-144 trend and the Gold River Trend, as well as on the Meunier 144 JV Property), 3,200 at the Bell Creek Mine and approximately 700 metres at the Casa Berardi project (the latter to vest a 50% interest on the project from Aurizon Mines Ltd).

During the first quarter of 2012, a resource estimate was released for Gold River Trend. The Gold River Trend resource estimate included 117,400 ounces gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces gold (5,273,000 tonnes at an average grade of 6.06 grams per tonne) in the inferred category.

Included within the resource at Gold River Trend was a high-grade core of 986,000 tonnes at an average grade of 9.81 grams per tonne for 310,900 ounces situated between the 400 and 800 metre levels of the East Deposit. On June 7, 2012, the Company announced that more recent drilling had extended the mineralization in the high-grade core by 120 metres to the west and 125 metres to depth with intersections including 18.48 grams per tonne over 4.00 metres, 4.59 grams per tonne over 2.10 metres and 2.55 grams per tonne over 5.00 metres. The Company also

11

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

announced that new interpretations of the area suggest the potential for additional mineralized trends to the north and south of Gold River Trend.

On January 21, 2013, the Company announced results from 24,411 metres of drilling at the 144 property, completed in 2012. The results included: the discovery of a new area of mineralization in the 144 Gap 850 metres south of Thunder Creek, with intercepts including 13.54 grams per tonne over 2.0 metres and 6.07 grams per tonne over 3.0 metres; a doubling of the plunge length in the 144 North area, to 800 metres; and the discovery of new mineralization in the 144 South area, including 14.76 grams per tonne over 3.0 metres and 5.69 grams per tonne over 4.7 metres.

FINANCIAL REVIEW

The results of operations for the quarter ended December 31, 2012 and 2011 and year ended December 31, 2012, 2011 and 2010 are shown below:

	Quarter ended December 31,			Year ended December 31,
(in $’000, except the per share amounts)	2012	2011	2012	2011	2010
Revenue	$33,976	$14,760	$133,012	$66,233	$—
Cash cost of sales*	(19,659)	(6,080)	(79,295)	(34,534)	$—
Cash earnings from operations*	$14,317	$8,680	$53,717	$31,699	$—
Depreciation and depletion	(10,854)	(3,383)	(42,641)	(16,709)	$—
Share based payments in production costs	(157)	(130)	(742)	(1,245)	$—
Impairment charge	(231,000)	—	(231,000)	—	$—
(Loss) earnings from mine operations	$(227,694)	$5,167	$(220,666)	$13,745	$—
Expenses
General and administrative	(1,653)	(2,997)	(8,613)	(12,410)	(8,416)
Exploration	(1,201)	(2,039)	(3,587)	(6,406)	(5,777)
Write down of investment in associates	(1,572)	(1,640)	(7,529)	(1,640)	—
Share-based payments in expenses	(748)	(1,189)	(3,036)	(4,680)	(3,328)
	(232,869)	(2,698)	(243,432)	(11,391)	(17,521)
Other income (loss), net	2,605	$2,414	(518)	7,096	14,312
Share of loss of investments in associates	(395)	(1,294)	(2,738)	(1,618)	(1,247)
Loss before finance items and taxes	(230,659)	(1,578)	(246,687)	(5,913)	(4,456)
Finance (expense) income, net	(2,778)	118	(2,731)	609	276
Loss before taxes	(233,436)	$(1,460)	$(249,418)	$(5,304)	$(4,180)
Deferred mining tax recovery (provision)	2,710	—	3,029	(547)	(287)
Loss from continuing operations after tax	(230,726)	$(1,460)	$(246,389)	$(5,851)	$(4,467)
Loss from discontinued operations after tax	(71,500)	(4,001)	(71,543)	(5,026)	(2,062)
Net loss	$(302,226)	$(5,461)	$(317,932)	$(10,877)	(6,529)
Net loss per share - basic and diluted
From continuing and discontinued operations	$(0.73)	$(0.01)	$(0.77)	$(0.03)	$(0.02)
From discontinued operations	$(0.17)	$(0.01)	$(0.17)	$(0.01)	$(0.01)

* Non-GAAP measure. See “Non-GAAP measures” on page 20 of this MD&A

Summary

Cash earnings from operations were $53.7 million and $14.3 million, respectively, for the year and three months ended December 31, 2012 compared to $31.7 million and $8.7 million, respectively, for the same periods in 2011, mainly reflecting higher commercial gold sales and realized prices in 2012.

12

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Net loss for the year and fourth quarter ended December 31, 2012 totaled $317.9 million and $302.2 million, respectively (or $0.77 and $0.73, respectively, per share). Net loss for the same periods in 2011 totaled $10.9 million and $5.5 million, respectively (or $0.03 and $0.01, respectively, per share). Net loss for the year and fourth quarter ended December 31, 2012 were impacted by a non-cash impairment charge (see below for more details).

Discontinued Operations

Subsequent to year end, on January 30, 2013, the Company entered into an agreement to sell all the outstanding shares of its Mexico subsidiary (which holds 100% of the Company’s Mexico property portfolio - the “Mexico portfolio selling agreement”) to Revolution Resources Corp. (“Revolution”). In exchange, the Company will receive 20,000,000 common shares of Revolution issuable on closing, 2% to 3.5% NSR on the various properties of the Mexico portfolio (subject to rights allowing Revolution to repurchase a portion of the NSR) and $5.0 million in cash or common shares of Revolution (valued at the greater of $0.20 per common share and a five day volume weighted average trading price of common shares on or before December 31, 2017). Upon closing of the agreement, the option agreement between the Company and Revolution as amended on July 26, 2012 will be terminated. The Company will have the right at closing to have two representatives on the board of directors of Revolution and will continue to have rights to appoint one or more nominees depending on its level of ownership as long the Company holds at least 5% of the outstanding Revolution shares.

At December 31, 2012, as the Company was committed to sell the Mexico subsidiary, the assets and liabilities of the subsidiary were reclassified as held for sale in the statement of financial position; the Company recorded an impairment charge of $71.5 million on the reclassification, representing the fair value of the Mexico subsidiary less cost to sell. The disposal of the Mexico property portfolio is consistent with the Company’s long term policy to focus its activities in its three gold complexes in Canada; the disposal is expected to be completed in 2013.

Impairment charges

The Company completed its annual assessment of the carrying value of its cash generating units (‘CGUs”) for the year ended December 31, 2012, and as a result, recorded after-tax, non-cash impairment charges aggregating $302.5 million, comprised of $ 231.0 million at the Timmins CGU and $71.5 at the Mexico CGU (discussed above).

The Timmins CGU comprises Timmins West Mine and the adjoining exploration properties, including Gold River Trend and 144, together with the Bell Creek Mine and Mill and adjoining properties, including Vogel and Marhill. The impairment test for the Timmins CGU was based on a 3,000 tonne per day optimized mill model starting in the second half of 2013. The resulting non-cash charge for Timmins CGU was due to a number of factors, including a decline in industry-wide valuations as at year-end and the Company’s growing understanding of the project parameters, including its analysis of a draft mine plan.

As a result of the impairment charge related to the Timmins CGU, a deferred mining tax recovery of $2.1 million was recorded within tax expense ($2.7 million in the fourth quarter).

Revenue

In 2012, the Company generated revenue of $133.0 million compared to $66.2 million in 2011. Higher commercial gold sales and a higher average realized gold price contributed to the

13

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

increase in revenue compared to 2011. In 2012, all of the Company’s gold production is commercial, compared to 2011, when only Timmins Deposit was in commercial production.

Operating costs

Cash operating costs in 2012 totaled $77.0 million (before royalties of $2.3 million), which represented $115 per tonne or US$966 per ounce (US$996 including royalties) based on the level of commercial sales during the period. Cash operating costs in 2011 totaled $34.5 million (no royalties), which equated to $95 per tonne or US$811 per ounce.

Cash operating costs in the fourth quarter of 2012, net of royalties of $0.7 million, totaled $19.0 million, which represented $124 per tonne or US$954 per ounce (US$990 including royalties) based on the level of commercial sales during the quarter. Cash operating costs in the fourth quarter of 2011 totaled $6.1 million (no royalties), which equated to $122 per tonne or US$762 per ounce.

Depreciation and depletion

Depreciation and depletion increased by $25.9 million and $7.5 million, respectively, for the year and fourth quarter 2012 compared to same periods in 2011. The increases were due mainly to two additional deposits (Thunder Creek and Bell Creek Mine) being in commercial production in 2012, compared to only Timmins Deposit being in commercial production in 2011.

Share-based payments in production costs

Share-based payments included in production costs in 2012 decreased by $0.50 million compared to 2011, due to the difference in options vesting in 2011 (fewer options vested in 2012). Share-based payments in production costs in the fourth quarter of 2012 were comparable to the same period in 2011.

Other (loss) income and expense items

General and administrative expenses for the full-year and fourth quarter 2012 decreased by $3.8 million and $1.3 million, respectively, compared to the same periods in 2011. General and administrative expenses in 2011 were higher than usual due to the Company’s work on the NYSE MKT listing, restructuring costs and other payroll-related expenditures and corporate development activities.

Exploration expenses, which include green field exploration expenditures, in the year and fourth quarter 2012 decreased by $2.8 million and $0.9 million, respectively, compared to the same periods in 2011 reflecting the Company’s focus on operations and development activities.

In 2012, the Company wrote down its investment in Northern Superior Resources Inc. (“Northern Superior”) and Golden Share Resources Corp. (“Golden Share”) to their market value, for a total write down of $7.5 million of which $1.6 million was recorded in the fourth quarter; in the fourth quarter of 2011, the Company wrote down its investment in Golden Share to its then market value for a total write down of $1.6 million, as the decline in market value was considered prolonged and other than temporary.

Other income (loss) for the year and fourth quarter ended December 31, 2012 and 2011 is as follows:

14

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Unrealized loss on embedded derivatives	$2,805	$0	$(2,247)	$0
Unrealized foreign exchange gain (loss), net	(287)	823	771	199
Gain on settlement of debt	—	—	546	—
Gain on sale of available for sale investments	134	—	718	—
Gain on disposal/sale of mining interest	—	1,842	—	5,062
Premium on issuance of flow through common shares	—	—	—	3,357
Unrealized loss on warrants	(47)	(251)	(306)	(1,522)
Other income (loss), net	$2,605	$2,414	$(518)	$7,096

Unrealized loss on embedded derivatives represents the mark-to-market loss related to the embedded derivative (the “embedded derivative”) on the Company’s $35 million gold-linked note with Sprott. Other income, net, in 2011 includes a one-time gain of $5.1 million related to the sale of a non-core property, $3.4 million premium on the issuance of flow through shares and $1.5 million unrealized loss from the mark to market of warrants.

Gain on settlement of debt represents the gain on the settlement of debt to UniCredit. Unrealized foreign exchange gain (loss) for 2012 includes $1.1 million foreign exchange gain on the mark to market of the embedded derivative ($0.4 million foreign exchange loss in the fourth quarter).

Share of (loss) income on investments in associates represents the Company’s proportionate share of the (losses) income relating to its equity investments (investments in Northern Superior, RT Minerals Corp. and Golden Share Mining Corporation) as well as dilution gain or losses for the periods.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements (in $’000s except for loss per share and number of shares issued and outstanding).

15

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Year ended December 31,	2012	2011
Financial Results:
Revenue	$133,012	$66,233
(Loss) earning from mine operations	$(220,666)	$13,745
Net loss from continuing operations	$(246,389)	$(5,851)
Net loss from discontinued operations	$(71,543)	$(5,026)
Net loss per share* from continuing and discontinued operations - basic and diluted	$(0.77)	$(0.03)
Net loss per share* from discontinued operations - basic and diluted	$(0.17)	$(0.01)

Financial Position: At December 31,
Cash and cash equivalents	$48,715	$55,959
Assets held for sale	$2,432	$0
Working capital	$28,371	$27,493
Mining interests	$719,616	$939,548
Total assets	$823,015	$1,033,999
Long term debt	100,334	$49,564
Long term finance lease obligations	$2,812	$6,806
Environmental rehabilitation provision	$5,257	$4,357
Deferred mining tax liabilities	$0	$2,148
Share capital	$1,016,524	$992,318
Equity portion of convertible debentures	$14,753	$0
Reserves	$23,212	$17,344
Deficit	(398,766)	$(80,834)

Number of shares issued and outstanding (000s)	415,654	400,169

* Net loss per share is calculated based on weighted average number of shares outstanding for the year

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenue	$33,976	$33,734	$40,739	$24,563
(Loss) earning from mine operations	$(227,694)	$2,573	$3,194	$1,261
Finance income (expense), net	$(2,778)	$7	$16	$24
Net loss from continuing and discontinuing operations	$(302,226)	$(10,771)	$(1,982)	$(2,953)
Net loss from discontinued operations	$(71,500)	$(3)	$(5)	$(35)
Net loss per share* - basic and diluted
From continuing and discontinued operations	$(0.73)	$(0.03)	$(0.00)	$(0.01)
From discontinued operations	$(0.17)	$(0.00)	$(0.00)	$(0.00)

Fiscal quarter ended	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenue	$14,760	$18,763	$12,843	$19,867
(Loss) earning from mine operations	$5,167	$4,501	$(1,960)	$6,037
Finance income (expense), net	$119	$553	$(138)	$75
Net loss from continuing and discontinuing operations	$(5,462)	$(5,169)	$(2,479)	$2,233
Net loss from discontinued operations	$(3,993)	$(518)	$(145)	$(370)
Net loss per share* - basic and diluted
From continuing and discontinued operations	$(0.01)	$(0.01)	$(0.01)	$0.01
From discontinued operations	$(0.01)	$(0.00)	$(0.00)	$(0.00)

* Net (loss) earnings per share is calculated based on the weighted average number of shares outstanding for the quarter

16

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Earnings from mine operations in the quarters of 2011 include commercial production from the Timmins Deposit of Timmins West Mine. Earnings from mine operations in 2012 include commercial production from Timmins West Mine (including Thunder Creek Deposit) and Bell Creek Mine.

The loss from mine operations in the fourth quarter of 2012 includes an impairment charge related to the Timmins CGU of $231 million. Excluding the impairment charge, earnings from mine operations in the fourth quarter of 2012 totaled $3.3 million. The increase in earnings from mine operations in the fourth quarter of 2012 compared to the previous quarter is mainly due to lower production costs; the decrease in earnings from mine operations in the third quarter of 2012 compared to the second quarter of the year is mainly due to lower commercial revenues and ounces sold, partially offset by a higher average gold price realized.

The Company recorded a loss from mine operations of $2.0 million in the second quarter of 2011 compared to earnings from operations between $4.5 million and $6.0 million in the other quarters, with the loss in the second quarter mainly reflecting lower production levels and higher costs than in the other quarters. Loss in the second quarter was partially offset by a $5.1 million gain on sale of a non-core property to Golden Share.

The Company recorded net earnings of $2.2 million in the first quarter of 2011 as compared to net losses in the other quarters of the year. Net earnings in the first quarter were due to higher revenues from gold sales (higher production), lower cash costs, and higher other income (mostly due to a gain on the mark to market of warrant investments) as compared to other quarters. In addition, during the first quarter of 2011 the Company recorded a dilution gain on its investment in associates, while in the other quarters of the year the Company recorded a loss from its investment in associates (the Company’s share of loss on investment in associates).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is in commercial production at both of its mines effective January 1, 2012, while in 2011 only the Timmins Deposit of Timmins West Mine was in commercial production; proceeds from non-commercial production are recorded as pre-production revenues.

In 2012, the Company generated revenues of $133.0 million and $6.7 million of pre-production revenue (the latter comprising sales of bullion from Bell Creek Mine and Thunder Creek deposit produced in 2011) compared to revenues of $66.2 million and pre-production revenue of $74.0 million, in 2011.

In 2012, the Company generated $29.9 million from continuing operating activities compared to $19.6 million in 2011, reflecting higher commercial revenue generated in 2012. Also in 2012, the Company used a nominal amount in discontinued operations compared to $2.8 million in 2011, reflecting the earn-in agreement the Company signed with Revolution in December 2011. Changes in non-cash working capital items, write down of mining interests, depletion and depreciation, other income and expense, share of loss of investments in associates, finance income, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Receivables and prepaids at December 31, 2012 of $7.7 million are $1.4 million higher than the amount at December 31, 2011. The increase is mainly due to sales tax receivable. Accounts

17

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

payable and accrued liabilities of $34.6 million at December 31, 2012 are largely comparable to the balance at December 31, 2011 ($34.4 million).

Net cash used in investing activities of continuing operations in 2012 totaled $162.3 million compared to $104.0 million in the same period in 2011. The increase largely reflected the fact that 2012 was the peak investment period for both the Timmins West Mine development and mill expansion projects. Of the $162.3 million, $160.7 million related to investments in projects and included $75.4 million for Timmins West Mine, $70.2 million for the Bell Creek mill expansion and related infrastructure, as well as $15.1 million for ramp and lateral development and other work to evaluate the Bell Creek deposit at depth.

In September 2012, the Company issued convertible debentures in the aggregate principal amount of $103.5 million, which bear annual interest at 6.25% payable semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and which mature on September 30, 2017. The debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares of the Company for every $1,000 principal amount of the debentures, subject to adjustment in certain events. The Company used part of the debenture proceeds to pay in full the UniCredit revolving facility of US$50.0 million; the Company paid a 4% fee to the underwriters.

The debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided certain conditions are met (including a certain market price for the Company’s shares).

On June 14, 2012 the Company signed a credit agreement with Sprott Resource Lending Partnership (“Sprott”), as agent for a group of lenders (the “Sprott Lenders”), for a credit facility (the “Facility”) totaling up to $70.0 million, secured over the material assets of the Company. The Facility involves two components, a $35.0 million gold loan (the “Gold Loan”) payable monthly starting on January 31, 2013 to May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35.0 million, maturing on January 1, 2015. The transaction closed on July 16, 2012, on which date the Company received the $35.0 million Gold Loan. As provided in the credit agreement, during the second quarter the Company issued 5.0 million common shares to the Sprott Lenders and incurred transaction costs of $1.1 million.

The Gold Loan will be repaid through 29 monthly cash payments based on 947 ounces of gold each month multiplied by the Bloomberg closing price on the date of payment; the Gold Loan provides for a minimum 5% return to the Sprott Lenders.

On February 1, 2013, the Company drew down the Standby Line of $35.0 million and issued 0.9 million common shares of the Company to Sprott (valued at $0.7 million), representing the 2% drawdown fee. The Standby Line matures on January 1, 2015, and bears annual interest of 9.75%, compounded monthly.  The Company can pay the Standby Line or portions of it at any time before the maturity date. The Company’s owes a 4% rollover fee on the outstanding principal at December 31, 2013.  The rollover fee can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

The Sprott Facility agreement includes certain covenants; at December 31, 2012, the Company is in compliance with the covenants.

18

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

On March 7, 2012 the Company closed a royalty and equity investment transaction with Franco-Nevada Corporation (“Franco-Nevada) resulting in total consideration to the Company of approximately $50 million. Franco-Nevada paid to the Company US$35.0 million for a 2.25% net smelter return royalty on the sale of minerals from the Company’s Timmins West Complex, and $15.0 million to acquire 10,050,591 common shares of the Company on a private placement basis at a 5% premium to the 10-day volume average weighted price.

On March 21, 2011, the Company completed a brokered financing deal and raised gross proceeds of $5.2 million from the issuance of 0.9 million flow-through common shares. The underwriter received a cash commission equal to 5% of gross proceeds. As at December 31, 2011, the Company had spent the money raised by issuing flow-through shares on eligible Canadian Exploration Expenditures (“CEE”).

CONTRACTUAL OBLIGATIONS

The Company has various obligations, such as contractual obligations in respect of the various debts, office rent obligations, finance lease obligations and environmental rehabilitation obligations for the Bell Creek Mine and Mill and Timmins West Mine, as at December 31, 2012 as follows (in $’000s):

Payments Due by Period

Contractual obligations	Total	Less than a year	1-3 years	4-5 years	after 5 years
Accounts payable and accrued liabilities	$33,867	$33,867	$—	$—	$—
Finance leases and other	$12,035	6,771	3,638	912	714
Environmental rehabilitation provision	$5,257	—	—	—	5,257
Long term debt - principal and interest payments	$181,611	25,444	39,712	116,455	—
	$232,770	$66,082	$43,350	$117,367	$5,971

The Company has certain contractual obligations with First Nation communities (included under “Other” on the above table) as provided in the Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation signed on February 17, 2011 and the Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan First Nation and Wahgoshig First Nation signed on March 10, 2009 (for the exploration and advanced exploration work on the Bell Creek Complex). The agreements establish a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities.

The Company is required to make yearly nominal cash payments (advanced royalty payments) to maintain its 100% interest on the Vogel property, and yearly nominal payments in 2010 to 2015 as required under the Schumacher agreement.

As at December 31, 2012, the Company is required to incur exploration expenditures in Mexico properties as follows ($10.8 million to be incurred by Revolution as per the amended agreement dated July 26, 2012); none of these expenditures will be required to be incurred by the Company upon closing of the Mexico portfolio selling agreement (as discussed above) — expenditures in the table in $000s:

	2013	2014	2015	2016	2017 and thereafter	Total
Exploration spending requirements	$8,566	$8,650	$8,734	$9,785	$9,865	$45,600
To be incurred by Revolution	(8,566)	(2,206)	—	—	—	(10,772)
Net obligation	$—	$6,444	$8,734	$9,785	$9,865	$34,828

19

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

CAPITAL RESOURCES

The Company’s capital at December 31, 2012 and 2011 is as follows (in $’000):

As at December 31,	2012	2011
Share capital	$1,016,524	$992,318
Equity portion of convertible debentures	14,753	—
Reserves	23,212	17,344
Deficit	(398,766)	(80,834)
Long term debt note 18	118,553	49,564
	$774,276	$978,392

The Company believes it has the financial resources available to advance the Timmins West Mine and Bell Creek Mill expansion and related mine geology expenditures.  The Company may pursue opportunities to strengthen its balance sheet and financial flexibility if and when required, and may raise additional capital through debt and/or equity markets or any combination as it progresses with its projects and properties.

The Facility with Sprott has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could result in the Company having to pay the outstanding balance of the loan. As at December 31, 2012, the Company was in compliance with all debt covenants.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

As at March 18, 2013, there were 416,620,224 common shares of the Company issued and outstanding, 11,840,335 stock options outstanding exercisable into common shares of the Company at prices ranging between $0.82 per share and $4.13 per share and 150,000 warrants exercisable into common shares of the Company at $3.0 per share and expiring on October 6, 2013.

OPTIONS outstanding, including exercisable:

Number of Options Outstanding	Exercise Price Range
7,337,367	$0.00-$0.99
3,712,618	$1.00-$1.99
689,750	$2.00-$2.99
8,061,000	$3.00-$3.99
2,053,500	$4.00-$5.00
21,854,235

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional

20

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. Total cash costs per gold ounce are derived from amounts included in the Consolidated Statements of Comprehensive (Income) loss and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion and share-base payment expenses and reclamation costs; the Company reports the cash cost per ounce before and after royalty expenses. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounce of gold is reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (loss) as follows:

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Production costs ($’000)	$19,816	$6,210	$80,037	$35,779
Less share based payments ($’000)	(157)	(130)	(742)	(1,245)
Less royalties	(706)	—	(2,336)	—
Cash operating costs, before royalties ($’000)	$18,953	$6,080	$76,959	$34,534
Commercial gold sales (ounces)	19,940	8,578	79,742	43,045
Cash cost per ounces of gold before royalties
$/ounce	$950	$779	$965	$802
US$/ounce	$954	$762	$966	$811
Cash cost per ounces of gold (royalties included)
$/ounce	$986	$779	$994	$802
US$/ounce	$990	$762	$996	$811

Total cash cost per tonne

Total cash cost per tonne is calculated by dividing the cash operating costs (as defined below) to gold ounces sold in a period, the later multiplied by the average grade processed and the recovery realized at the mill for that period.

Cash operating costs

Total cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (loss) and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash operating costs from revenues recognized in the period.

21

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

RECENT ACCOUNTING PRONOUNCEMENTS

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

The Company has not early-adopted the amendments to IFRS 7 and IAS 32 and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27,Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13,Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

22

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IAS 19, Employee benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. . The standard does not impact the consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to impact its consolidated financial statements.

23

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2012 and 2011, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that for the Company the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican peso.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2012 and 2011.

24

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

25

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, preferred share units (“PSUs”) and deferred share units (“DSUs”) in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RELATED PARTY TRANSACTIONS

During 2011, the Company paid $0.5 million to RT Minerals (none in 2012), a related party by virtue of being an equity investee, as payment to earn an interest in the Meunier property.

In 2012 and 2011, the Company and RT Minerals spent $0.4 million and $1.3 million toward earning the interest on the Meunier property (the Company’s share was $0.2 million and $0.5 million respectively).

FINANCIAL INSTRUMENTS RISKS EXPOSURE

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s excess cash at December 31, 2012, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments as disclosed in the “Contractual Obligations” section on this MD&A. All of the Company’s financial liabilities are subject to normal trade terms.

26

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Market Risk

Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s excess cash at December 31, 2012, is invested in very liquid and low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $0.3 million in 2012 (2011, $0.3 million).

Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold -producing countries throughout the world. A 10% increase or decrease in gold prices would result in a $13.0 million (2011 - $6.6 million) increase or decrease in the Company’s after-tax net earnings.

The Company is also exposed to price risk with respect to its gold loan facility which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment. A 10% change in forward gold prices would change the embedded derivative loss and net loss of the Company, assuming that all other variables remain constant, by approximately $4.5 million in 2012 (2011, $Nil).

Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests as well as earnings from its mine operations.

The Company is also exposed to foreign currency exchange risk with respect to its gold loan facility, which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net loss of the Company, assuming that all other variables remains constant, by approximately $4.0 million in 2012 (2011, $Nil).

The Company’s net investment in the Mexican operations is exposed to foreign currency translation risk which is nominal as at December 31, 2012.

27

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

OTHER RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The Company made the decision to place both the Thunder Creek Deposit and the Bell Creek Mine into commercial production as of January 1, 2012.  These decisions were made on the basis of estimates of mineral resources, and without an estimate of mineral reserves.  Mineral resources are inventories of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable, Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors.  At present, the Company has not prepared feasibility studies for either mine demonstrating that extraction is reasonably justified (economically mineable), and which typically serve as the basis for a production decision.  The decision to proceed without these comprehensive studies of the mineral projects carries significant risks as a result of the lower level of confidence of the information used.  Mineral resources may not adequately account for diluting materials and allowances for losses that may occur when the material is mined, which could lead to either or both higher production costs and lower production levels.  If the Company is unable to realize sufficient profit from its gold mining operations to support the costs of sustaining the Company, the Company would incur losses and any investment in the Company could be negatively affected.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2011.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (CEO) and Vice-President, Finance (“VPF”), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and VPF and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

28

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. Based on this assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and VPF on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2012, by the Company’s management, including the CEO and VPF. Based on this evaluation, the CEO and VPF have concluded that the Company’s disclosure controls and procedures are effective.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

29

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs is to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every

30

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every fourty drill core samples submitted. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes three different core sizes including NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; and BQTK which has a core diameter of 40.7mm.  Most underground definition and delineation drilling is done with AQTK or BQTK and most underground exploration with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK and AQTK sized core being whole core sampled and selected BQTK from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All exploration drill core is analyzed at either ALS Canada Ltd.(2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay) and drill core from test holes and production oriented drilling at either Cattarello Assayers Inc. located at 475 Railway Street, Timmins or Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. All analysis for surface exploration drill core is conducted by ALS Canada Ltd. ALS Chemex is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms with requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579). Lake Shore Gold Corp’s Bell Creek mill laboratory and Cattarello Assayers Inc. are not ISO registered.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Dan Gagnon, P.Geo., Executive Vice-President, Operations, and Natasha Vaz, P.Eng., Director of Technical Services & Project Evaluation, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”)..

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2012, its Annual Information Form for the year ended December 31, 2011, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.

31

CONSOLIDATED FINANCIAL STATEMENTS (as of december 31, 2012 and 2011) 32 Management’s Responsibility for Financial Reporting 33 Management’s Report on Internal Controls Over Financial Reporting 34 Report of Independent Registered Chartered Accountants 35 Consolidated Statements of Financial Position 36 Consolidated Statements of Comprehensive Loss 37 Consolidated Statements of Cash Flows 38 Consolidated Statements of Changes in Equity 39 Notes to the Consolidated Financial Statements TABLE OF CONTENTS

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

/signed Anthony Makuch	/signed Merushe Verli
Anthony Makuch	Merushe (Meri) Verli
Chief Executive Officer	Vice President of Finance

March 18, 2013

Toronto, Canada

Management’s Report on Internal Controls Over Financial Reporting

The management of Lake Shore Gold Corp. (the “Company”) is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are reviewed and approved by the Chief Executive Officer and the Vice President of Finance with the expectation of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the IASB.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections regarding the effectiveness of these controls applicable to future periods are subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policies or procedures in the future.

Management conducted an assessment of the Company’s internal controls over financial reporting based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, the Chief Executive Officer and Vice President of Finance concluded the Company’s internal controls over financial reporting were effective as of December 31, 2012. There were no material weaknesses identified by management as of December 31, 2012.

/signed Anthony Makuch	/signed Merushe Verli
Anthony Makuch	Merushe (Meri) Verli
Chief Executive Officer	Vice President of Finance

March 18, 2013

Toronto, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Lake Shore Gold Corp.

We have audited the accompanying consolidated financial statements of Lake Shore Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

March 18, 2013

Toronto, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

As at	Note	December 31, 2012	December 31, 2011

Assets
Current assets
Cash and cash equivalents		$48,715	$55,959
Receivables and prepaids	9	7,736	6,335
Inventories and stockpiled ore	10	27,898	7,341
Assets held for sale	29 (a)	2,432	—
		86,781	69,635
Non-current assets
Available for sale financial assets and warrant investments	11	810	3,871
Investments in associates	12	5,361	15,291
Deferred financing costs	18 (a)	3,352	—
Restricted cash	13	7,095	5,654
Mining interests	14	719,616	939,548
		$823,015	$1,033,999

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$33,867	$34,355
Current portion of finance lease obligations	17	6,324	7,787
Current portion of long term debt	18	18,219	—
		58,410	42,142
Non-current liabilities
Finance lease obligations	17	2,812	6,806
Long term debt	18	100,334	49,564
Share-based liabilities	19	479	154
Environmental rehabilitation provision	20	5,257	4,357
Deferred mining taxes	21	—	2,148
		108,882	63,029

Shareholders’ Equity
Share capital		1,016,524	992,318
Equity portion of convertible debentures		14,753	—
Reserves		23,212	17,344
Deficit		(398,766)	(80,834)
		655,723	928,828
		$823,015	$1,033,999

Commitments and contractual obligations (note 28)

Subsequent events (notes 14, 18(a) and 29)

See accompanying notes to the consolidated financial statements

/signed Alan Moon	/signed Arnold Klassen
Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of Canadian dollars, except per share amounts)

For the years ended December 31,	Note	2012	2011
			Note 29
Revenue		$133,012	$66,233

Production costs	6	(80,037)	(35,779)
Depletion and depreciation		(42,641)	(16,709)
Impairment charge	15	(231,000)	—
(Loss) earnings from mine operations		(220,666)	13,745

Expenses
General and administrative		(11,467)	(16,778)
Exploration and evaluation	14	(3,769)	(6,718)
Write down of investments in associates and available for sale investments	11,12,27	(7,529)	(1,640)
		(243,431)	(11,391)
Other (loss) income, net	7	(518)	7,096
Share of loss of investments in associates	12	(2,738)	(1,618)
Loss before finance items and taxes		(246,687)	(5,913)

Finance items	8
Finance income		552	856
Finance expense		(3,283)	(247)
Loss before taxes		(249,418)	(5,304)
Deferred mining tax recovery (provision)	21	3,029	(547)
Loss from continuing operations after tax		(246,389)	(5,851)
Loss from discontinued operations after tax	15,29(b)	(71,543)	(5,026)
Net loss		$(317,932)	$(10,877)
Other comprehensive loss
Other comprehensive loss from continuing operations, net of tax
Unrealized loss on available for sale investments, net of tax	11	(2,560)	(52)
Other comprehensive income (loss) from discontinued operations, net of tax
Exchange differences on translation of foreign operations		3,712	(8,575)
Comprehensive loss from continuing operations		$(248,949)	$(5,903)
Comprehensive loss from discontinued operations		$(67,831)	$(13,601)
Total comprehensive loss		$(316,780)	$(19,504)
Basic and diluted loss per share	22(c)
Loss per share from continuing operations		$(0.60)	$(0.02)
Loss per share		$(0.77)	$(0.03)

Weighted average number of common shares outstanding (in 000’s) note 13(b)	22(c)
Basic		411,334	389,316
Diluted		411,334	389,316

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

For the years ended December 31,	Note	2012	2011
			Note 29
Operating Activities

Loss from continuing operations		$(246,389)	$(5,851)
Impairment charge		231,000	—
Depletion and depreciation		42,812	17,084
Share-based payments expense		4,136	6,078
Share of loss of investments in associates		2,738	1,618
Write down of investment in associates and available for sale investment		7,529	1,640
Other loss (income), net	7	518	(7,096)
Finance income		(552)	(856)
Interest received		531	288
Finance expense		3,283	247
Interest paid		(2,260)	(996)
Deferred mining tax provision (recovery)		(3,029)	547
Change in non-cash operating working capital	24	(10,434)	6,948

Net cash flow provided by continuing operating activities		$29,883	19,651
Net cash flow used by discontinued operating activities		(43)	(2,797)

Investing Activities

Additions to mining interests, net of pre-production sales		(161,888)	(98,954)
Investment in associates	12	—	(5,385)
Restricted cash		(1,441)	(236)
Proceed from sale of available for sale investment	11	1,017	—
Proceeds from sale of equipment		—	623

Net cash flow used in investing activities of continuing operations		(162,312)	(103,952)
Net cash flow used in investing activities of discontinued operations		—	—

Financing Activities

Proceeds from long term debt, net of transaction costs	18(a,b)	132,435	49,819
Payment of revolving facility	18(c)	(49,055)	—
Proceeds from sale of royalty interest, net of transaction costs	14	34,704	—
Common shares issued for cash (net of share issue costs)	14	14,881	4,642
Exercise of stock options and warrants		68	1,500
Payment of finance lease obligations		(8,598)	(8,328)

Net cash flow provided by financing activities of continuing operations		124,435	47,633
Net cash flow provided by financing activities of discontinued operations	14	1,151	2,500

Impact of foreign exchange on cash balances		$(358)	692

Decrease in cash and cash equivalents during the year		(7,244)	(36,273)
Cash and cash equivalents at beginning of year		55,959	92,232
Cash and cash equivalents at end of year		$48,715	$55,959

Supplemental cash flow information note 24

See accompanying notes to the consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollar except for share information)

		Share capital			Reserves
	Note	Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2012		400,169	$992,318	$0	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828
Shares issued as part of agreements (net of share issue costs of $119)	22(a)	15,401	19,742	—	—	—	—	—	—	19,742
Equity portion of convertible debentures (net of transaction costs of $988)	18(b)	—	—	20,000	—	—	—	—	—	20,000
Share based payments	22(b(iv))	—	—	—	—	4,744	—	—	—	4,744
Stock-options exercised (including transfer from share based payments reserve of $28)	22(b(ii))	84	96	—	—	(28)	—	—	—	68
Change in deferred tax assets (liabilities)	21	—	4,368	(5,247)	—	—	—	—	—	(879)
Net loss		—	—	—	—	—	—	—	(317,932)	(317,932)
Other comprehensive income (loss), net of tax		—	—	—	—	—	3,712	(2,560)	—	1,152
Total comprehensive income							3,712	(2,560)	(317,932)	(316,780)
At December 31, 2012		415,654	1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723

		Share capital		Reserves
	Note	Shares (‘000s)	Amount	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2011		379,007	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,139
Private placements, net of share issue costs	22(a)	944	3,427	—	—	—	—	—	3,427
Shares and warrants issued as part of mining property agreements (shares net of share issue costs of $502)	22(a)	18,983	49,239	25	—	—	—	—	49,264
Stock-options exercised (including transfer from share based payments reserve of $2,286)	22(b(ii))	1,235	3,786	—	(2,286)	—	—	—	1,500
Share based payments	22(b(iv))	—	—	—	9,002	—	—	—	9,002
Net loss		—	—	—	—	—	—	(10,877)	(10,877)
Other comprehensive loss, net of tax		—	—		—	(8,575)	(52)	—	(8,627)
Total comprehensive income						(8,575)	(52)	(10,877)	(19,504)
At December 31, 2011		400,169	$992,318	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828

See accompanying notes to the consolidated financial statements

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and, as of August 1, 2011, on NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec and Mexico (the latter optioned to a third party). The Company is in commercial production at its Timmins West Mine (of which Timmins Deposit was in commercial production effective January 1, 2011 and the Thunder Creek Deposit effective January 1, 2012); the Company commenced commercial production at its Bell Creek Mine effective January 1, 2012.

2.              BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS”). The consolidated financial statements were approved by the Board of Directors of the Company on March 18, 2013.

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments measured at fair value, as set out in the accounting policies in note 3.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3.              SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)             Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company; control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The subsidiaries and associates of the Company as at December 31, 2012 and their principal activities are described below:

Name	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Subsidiaries
LSG Holdings Corp.	British Columbia	100%	Not active*
1583908 Alberta Limited	Alberta	100%	Not active*
Minera Golondrina, S. de R.L. de C.V.**	Mexico	100%	Exploration
Associates
Northern Superior Resources	British Columbia	24%	Exploration
RT Minerals Corp.	British Columbia	27%	Exploration
Golden Share Mining Corporation	Quebec	20%	Exploration

*In process of winding-up

**In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. (the “Mexican entity”) is currently held by Frank Hallam (a director of the Company) in trust for the Company.

The financial statements of subsidiaries are prepared for the same reporting periods as the Company, using consistent accounting policies. Where necessary, adjustments are made to bring the accounting policies of the Company’s associates in line with those of the Company. All intercompany balances and transactions have been eliminated on consolidation.

b)             Investment in associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net loss during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

amount in the net loss. When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

c)              Non- current assets held for sale and discontinued operations

Non-current assets and disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described are met, regardless whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations; and (b) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale.

Non-current assets (and disposal group) classified as held for sale and discontinued operations are measured at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all years presented.

d)             Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for profit and loss items. Exchange differences, including differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation, are recognized in other comprehensive income (as exchange differences on translation of foreign operations). Fair value adjustments arising on

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to net loss.

e)              Financial instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments fair valued through profit or loss, held-to-maturity, available-for-sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in net loss. Transaction costs are expensed as incurred.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in net loss. The Company has classified its investments in certain public companies as available-for-sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in the statement of comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Other financial liabilities

Other financial liabilities, including borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net loss when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair values on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of comprehensive loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been impacted.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its fair value is transferred from equity to net loss, and cumulative

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

gains or losses previously recognized in other comprehensive income or loss are reclassified to net loss in the period. Reversals of impairment in respect of equity instruments classified as available-for-sale are not recognized in net loss but included in other comprehensive income.

f)               Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

g)             Inventories and stockpiled ore

Inventories are valued at the lower of cost or net realizable value. Inventories include stockpiled ore, gold in circuit and bullion inventories as well as materials and supplies inventory. Cost is determined using the weighted average method. The cost of ore inventories is based on the average cost of production. For this purpose, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity).

Net realizable value is the estimated selling price in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale.

h)             Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in net loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. Mineral exploration costs are charged to net income (loss) in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (i) and (ii) are present in any of the mineral properties, in which case the costs of further exploration and development on the property are capitalized:

(i)             The Company establishes National Instrument (“NI”) 43-101 technical report with resources and/or reserves in a property; and/or

(ii)          The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources included in the mine plan or the life of mine.

Revenues realized before commencement of commercial production (“pre-production revenues”), which are not incidental but are necessary to bring the mine to the condition to be operating in the manner intended by management, are recorded as a reduction of the respective mining asset.

Commercial production

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

(iii)            a significant portion of plant/mill capacity is achieved;

(iv)           a significant portion of available funding is directed towards operating activities;

(v)              a pre-determined, reasonable period of time has passed; or

(vi)           a development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved.

(vii)        The Company filed a NI 43-101 technical report for the property

Costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. During the production phase of a mine, costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted over the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs and personnel in the period they are incurred.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment as noted in note 3(i) below. The carrying amounts of plant and equipment are depreciated

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

using either the straight-line or unit-of-production method over the estimated useful lives of the related assets.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates

Mill and related infrastructure	20 years or unit-of-production
Underground infrastructure	Life of mine
Vehicles and mobile equipment	3-10 years
Office equipment	20%
Computer equipment	30%

Asset under construction are carried at cost less any recognized impairment loss. Cost includes cost of equipment, cost of labour and installation, project management cost and other indirect costs specifically for asset under construction. When the asset is completed and ready for intended use, the Company reclassifies it from asset under construction to plant and equipment or depletable assets.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(k).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

i)                Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur. Currently the Company capitalizes a portion of its borrowing costs related to the long term debt (note 18) to the mill expansion.

j)                Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or whenever other indicators exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.  Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

k)             Leases

Assets held under finance leases are recognized as discussed in note 3(h). The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are charged as finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

l)                Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the financial information unless their occurrence is remote.

Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. If, for mature mines, the revised mine assets net of rehabilitation provisions exceeds the carrying value, that portion of the increase is charged directly to expenses. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

m)         Share-based payments

The fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share-based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in net loss or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve. The share based payment cost is recognized in net loss or capitalized in mining properties (options granted to individuals involved on specific projects).

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded expected to vest is recognized as share-based compensation expense over the vesting period of the PSUs with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using the Monte-Carlo simulation pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date, multiplied by the expected target settlement percentage (multiplier).

Deferred share units (“DSUs”) awarded to non-executive directors can be settled in cash, shares or a combination of both as elected by the directors. In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the directors. The fair value of the DSUs awarded is recognized as share-based compensation expense at grant date with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

based compensation expense or recovery in the period. The fair value of DSUs is estimated using the Black-Scholes option-pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date.

n)             Defined contribution pension plan

The Company has a defined contribution pension plan which covers all the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salary to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when employees have rendered service entitling them to the contribution and charged to profit and loss or capitalized on mining interests for employees involved in the specific projects.

o)             Deferred income and mining taxes

Taxes, comprising both income and mining taxes, accounted for as income taxes, are recognized in net loss, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Deferred income taxes are provided using the balance sheet liability method, providing for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

p)             Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs). Excess to market value (premium) received upon issuance of flow through shares is recorded as other income.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

q)             Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer, which is when title has passed to customer. Revenue from by product sales is recorded as a reduction of production cost.

r)              Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow-though premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in other income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

s)               Finance income and costs

Finance income and costs comprise interest expense on borrowings, the accumulation of interest on provisions and interest income on funds invested. Interest income is recognized as it accrues, taking into account the effective yield on the asset.

t)                Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options, debentures and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

u)             Deferred financing charges

Costs of arranging a loan facility are recorded in the statement of financial position net of the respective facility obligation and amortized using straight line or effective interest method over the term of the respective facility agreement.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

v)             Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and include items that are not included in net profits such as unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes, gain or losses on certain derivative instruments and foreign currency exchange gains or losses related to foreign subsidiaries which functional currency is different than the functional currency of the Company.

The Company’s comprehensive income (loss), components of other comprehensive loss and cumulative translation adjustments are presented in the consolidated statements of comprehensive loss and the consolidated statements of changes in equity.

w)           Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. The Company’s operating segments are its mining operations segment and exploration and advanced exploration segment.

4.              CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that its Timmins Deposit at the Timmins West Mine reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company and its Canadian subsidiaries — note 3(b)) is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

As discussed in note 3(h), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2012 and 2011.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as CGU definition. It is possible that that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m). The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

5.              ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

The Company has not early-adopted the amendments to IFRS 7 and IAS 32 and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1,

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to have a material impact on its consolidated financial statements.

6.              PRODUCTION COSTS

Production costs at December 31, 2012 include costs for the Timmins West Mine and Bell Creek Mine (2011 production costs include costs only for the Timmins Deposit of the Timmins West Mine); the Thunder Creek Deposit of the Timmins West Mine and Bell Creek Mine commenced commercial production effective January 1, 2012; prior to this all expenditures related to Thunder Creek Deposit and Bell Creek Mine were capitalized.

For the year ended December 31,	2012	2011
Salaries, employee benefits and other employee related expenses	$28,465	$10,059
Raw materials and consumables	28,129	12,432
Contractors	18,627	9,830
Definition and delineation drilling	9,678	—
Change in inventories	(10,286)	1,331
Royalties	2,336	—
Rentals and operating leases	1,046	304
Share based payments note 22(b(iv))	775	1,245
Other	1,267	578
	$80,037	$35,779

7.              OTHER (LOSS) INCOME

For the year ended December 31,	2012	2011
Unrealized loss on embedded derivatives note 18(a)	$(2,247)	$0
Unrealized foreign exchange gain, net	771	199
Gain on settlement of debt	546	—
Gain on sale of available for sale investments note 11	718	—
Gain on disposal/sale of mining interest note 14	—	5,062
Premium on issuance of flow through common shares	—	3,357
Unrealized loss on warrants note 11	(306)	(1,522)
Other (loss) income, net	$(518)	$7,096

Unrealized foreign exchange gain for the year ended December 31, 2012 includes $1,102 gain from the mark to market of certain embedded derivatives (note 18(a)) (2011, includes $115 unrealized gain from the translation of the UniCredit Bank AG revolving credit facility).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Gain on settlement of debt relates to the repayment by the Company of the UniCredit Bank AG (“UniCredit”) revolving credit facility on September 7, 2012 (note 18(c)) and includes $1,796 of realized foreign exchange gain partially offset by the write off of $1,250 of unamortized transaction costs.

During the year ended December 31, 2011, $3,357 was transferred from deferred premium on flow through shares to other income, representing the premium for flow-through funds spent during the year (refer to note 21).

8.              FINANCE ITEMS

For the year ended December 31,	2012	2011

Interest income on bank deposits	$552	$856
Finance income	$552	$856

Borrowing costs note 18	$(2,952)	$—
Interest expense	(273)	(174)
Unwinding of the discount on environmental rehabilitation provision	(58)	(73)
Total finance expense	$(3,283)	$(247)
Net finance items	$(2,731)	$609

Borrowing costs include interest expense under the effective interest method related to long term debt (note 18).

9.              RECEIVABLES AND PREPAIDS

As at December 31,	2012	2011
Sales tax and government receivables	$5,665	$3,986
Prepaid expenses	1,158	724
Receivable from Revolution Resources Corp. note 14	—	1,151
Receivable from RT Minerals Corp. note 27	—	363
Other	913	111
	$7,736	$6,335

The fair value of receivables approximate their carrying value. None of the amounts included in receivables at December 31, 2012 is past due.

10.       INVENTORIES AND STOCKPILED ORE

As at December 31,	2012	2011
Gold in circuit	$10,494	$1,135
Stockpiled ore	7,784	594
Bullion	6,420	1,729
Materials and supplies inventory	3,200	3,883
	$27,898	$7,341

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Effective January 1, 2012, the Company declared the commencement of commercial production at the Thunder Creek Deposit of the Timmins West Mine and at its Bell Creek Mine and transferred $5,270 from mining interests to inventories and stockpile ore (gold in circuit and stockpile ore).

The cost of inventories and stockpile ore recognized as an expense in 2012 and 2011 is $77,701 (excluding royalty expense of $2,336) and $35,779 ($Nil royalty expense), respectively. There were no write downs or reversals of write-downs of inventory to net realizable value during the year ended December 31, 2012.

11.       AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

As at December 31,	2012	2011
Available for sale investments	$702	$3,457
Warrant investments	108	414
	$810	$3,871

The Company holds available for sale investments in certain public companies. During the year ended December 31, 2012, the Company recorded, $1,734 after tax unrealized loss in other comprehensive income (2011, $52 after tax unrealized loss), representing the change in the market value of its available for sale investments during the year.

In 2012, the Company sold certain of its available for sale investments for $1,017, recorded a realized gain of $718 and transferred $826 from accumulated other comprehensive loss to net loss; also in 2012, the Company wrote-off one of its available for sale investments and recorded $90 in net loss.

As at December 31, 2012, the Company holds 10,845,000 warrants of Golden Share Mining Corporation (“Golden Share”), acquired in 2011 and valued at $1,401 at time of acquisition; the warrants entitle the Company to acquire one common share of Golden Share each at a price of $0.20 to June 30, 2014 (note12). During 2012 certain warrants outstanding at December 31, 2011 expired unexercised; in 2012 the Company recorded $306 (2011, $1,522) of unrealized loss, representing the change in the market value of its warrant investments during the year.

The value of warrant investments in Golden Share at December 31, 2012 and 2011 was determined using the Black-Scholes option pricing model (Level 2 inputs) with the following assumptions: no dividends are to be paid; volatility based on past history of 132% (at December 31, 2011 and acquisition date (note 12) — 104% and 132%, respectively); risk-free interest rate of 1.10% (at December 31, 2011 and at acquisition date — 1.01% and 1.57%, respectively); and expected life of 1.6 years (at December 31, 2011 and at acquisition date — 2.6 years and 3.0 years, respectively);

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

12.       INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	2012		2011
As at December 31,	Net book value	Fair value	Net book value	Fair value
Northern Superior Resources Inc.	$4,493	$4,493	$13,103	$13,030
Golden Share Mining Corporation	$868	$868	$1,627	$1,627
RT Minerals Corp.	—	—	$561	$1,710
	$5,361		$15,291

Movements on equity investments for the years ended December 31, 2012 and 2011 are as follows:

	December 31, 2012				December 31, 2011
	Northern Superior	Golden Share	RT Minerals	Total	Northern Superior	Golden Share	RT Minerals	Total
Balance, beginning of year	$13,103	$1,627	$561	$15,291	$8,162	$—	$1,205	$9,367
Additions	—	—	—	—	5,385	3,661	—	9,046
Dilution gain (loss)	—	—	—	—	1,346	(3)	—	1,343
Company’s share of net loss	(1,897)	(306)	(535)	(2,738)	(1,790)	(391)	(644)	(2,825)
Write-down	(6,713)	(453)	(26)	(7,192)	—	(1,640)	—	(1,640)
Balance, end of year	$4,493	$868	$—	$5,361	$13,103	$1,627	$561	$15,291

Summary financial information for the equity accounted investments, not adjusted for percentage of ownership held by the Company is as follows:

	Ownership*	Current assets*	Non-current assets*	Total assets*	Current liabilities*	Non- current liabilities*	Total liabilities*	Loss**
2012
Northern Superior Resources Inc.	23.84%	9,410	4,880	14,290	371	—	371	7,681
RT Minerals Corp***	27.12%	157	3,029	3,186	590	—	590	958
Golden Share	19.76%	579	7,795	8,374	186	—	186	1,281
		$10,146	$15,704	$25,850	$1,147	—	$1,147	$9,920
2011
Northern Superior Resources Inc.	24.22%	17,870	4,838	22,708	793	1,486	2,279	7,134
RT Minerals Corp***	27.21%	1,503	982	2,485	622	161	783	2,865
Golden Share	19.94%	2,239	7,672	9,911	540	—	540	3,022
		$21,612	$13,492	$35,104	$1,955	$1,647	$3,602	$13,021

*At December 31 values adjusted to align the policy’s of the equity-accounted investments to the Company’s policies

** All the equity-accounted investments of the Company are exploration stage entities and as such do not have any sources of revenue and losses are equal to expenses

***RT Minerals values are as of and for the year ended November 30, 2012 and 2011

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Investment in Northern Superior Resources Inc.

During 2012, the Company wrote down its investment in Northern Superior Resources Inc. (“Northern Superior”) to its fair value and recorded an impairment charge of $6,713 as the decline in value was considered prolonged and other than temporary.

In 2011, the Company acquired 6,730,769 common shares of Northern Superior (in addition to 38,200,000 common shares already owned by the Company) through a private transaction for $5,385. The majority of the already owned shares of Northern Superior were received in 2010 as consideration for the sale by the Company of its interest on the Ti-pa-haa-kaa-ning property to Northern Superior; as part of the transaction the Company received an assignable 2% Net Smelter Return (“NSR”) royalty on all minerals produced from the Ti-pa-haa-kaa-ning property, with Northern Superior having the right to purchase back one quarter of the NSR royalty (0.5%) for $1,000.

Investment in Golden Share

On June 29, 2011, the Company received 21,690,000 common shares and 10,845,000 common share purchase warrants of Golden Share (note 11), as consideration for the sale of its 100% interest in one of its non-core properties, located in the Shebandowan belt of Northwestern Ontario. The Company recorded a gain of $5,062 on the transaction (gain on sale of mining interest).

Golden Share is considered an associate of the Company as the Company has the right of board representation, owns a number of warrants that if exercised will increase the Company’s interest to beyond 20% and, the Company has the right to participate in Golden Shares common share offerings so as to maintain same percentage of interest, giving it significant influence.

At December 31, 2012, the Company wrote down its investment in Golden Share to its fair value and recorded an impairment charge of $453 (2011, $1,640), as the decline in value was considered prolonged and other than temporary.

Investment in RT Minerals Corp.

At December 31, 2012 the Company wrote-off its investment in RT Minerals Corp. (“RT Minerals”) to $Nil ($26 recorded in net loss) since RT Minerals is in an insolvent position; the Company owns a total of 19,000,000 common shares of RT Minerals. In 2011, the Company’s share of net loss of RT Minerals increased by $136 reflecting accounting for the payment for earn in on the Meunier property (note 14, Other Canadian properties).

13.       RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favor of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties of $5,198 (2011, $4,745) and other letters of credit issued under various agreements of $1,897 (2011, $909). These funds are restricted and not available for current operations.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

14.       MINING INTERESTS

Year ended December 31, 2012	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2012	$228,921	$611,899	$840,820	$137,306	$978,126
Transfers from non depletable to depletable	379,188	(379,188)	—	—	—
Additions	92,443	4,893	97,336	45,481	142,817
Construction in progress	—	—	—	37,294	37,294
Pre-production revenue	(6,706)	—	(6,706)	—	(6,706)
Transfer to inventories note 10	(5,270)	—	(5,270)	—	(5,270)
Change in estimate and discount rate (environmental rehabilitation assets)	842	—	842	—	842
Foreign exchange	—	3,712	3,712	—	3,712
Franco-Nevada / Revolution transactions	(34,704)	(267)	(34,971)	—	(34,971)
Reclass to assets held for sale note 29	—	(2,053)	(2,053)	—	(2,053)
Impairment charge note 15	(153,607)	(104,391)	(257,998)	(44,502)	(302,500)
Cost at December 31, 2012	$501,107	$134,605	$635,712	$175,579	$811,291
Accumulated depreciation and depletion
At January 1, 2012	$10,173	$0	$10,173	$28,405	$38,578
Depreciation	—	—	—	15,491	15,491
Depletion	37,606	—	37,606	—	37,606
Accumulated depreciation and depletion at December 31, 2012	$47,779	$0	$47,779	$43,896	$91,675
Carrying amount at December 31, 2012	$453,328	$134,605	$587,933	$131,683	$719,616

Year ended December 31, 2011	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2011	$247,727	$517,218	$764,945	$64,843	$829,788
Acquisitions	1,685	48,937	50,622	—	50,622
Additions	42,797	119,500	162,297	11,044	173,341
Construction in progress	—	—	—	23,646	23,646
Transfer to plant and equipment	(38,678)	—	(38,678)	38,678	—
Pre-production revenue	(16,556)	(57,512)	(74,068)	—	(74,068)
Transfer to inventories	(8,683)	—	(8,683)	—	(8,683)
Change in estimate and discount rate (environmental rehabilitation assets)	629	128	757	—	757
Revolution transaction	—	(5,709)	(5,709)		(5,709)
Write off / Disposals	—	(2,229)	(2,229)	(905)	(3,134)
Foreign exchange	—	(8,434)	(8,434)	—	(8,434)
Cost at December 31, 2011	$228,921	$611,899	$840,820	$137,306	$978,126
Accumulated depreciation and depletion
At January 1, 2011	$0	$0	$0	$11,931	11,931
Depreciation	—	—	—	16,474	16,474
Depletion	10,173	—	10,173	—	10,173
Accumulated depreciation and depletion at December 31, 2011	$10,173	$0	$10,173	$28,405	38,578
Carrying amount at December 31, 2011	$218,748	$611,899	$830,647	$108,901	$939,548

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

A summary by property of the net carrying value at December 31, 2012 and 2011 is as follows:

At December 31, 2012	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests
Timmins West Mine	$357,971	$0	$357,971	$32,519	$390,490
Bell Creek Mill	25,468	—	25,468	89,299	114,767
Bell Creek Mine	69,889	—	69,889	9,539	79,428
	453,328	—	453,328	131,357	584,685
Exploration and evaluation
Thorne property	—	60,544	60,544	—	60,544
Fenn-Gib Project	—	37,545	37,545	—	37,545
Other exploration properties*	—	36,516	36,516	—	36,516
	—	134,605	134,605	—	134,605
Corporate	—	—	—	326	326
	$453,328	$134,605	$587,933	$131,683	$719,616

*Other exploration properties carrying value at December 31, 2012 includes $18,963 for Other Bell Creek properties, $11,463 for Highway 144 and remaining $6,090 for various other properties

At December 31, 2011	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests
Timmins West Mine	$183,797	293,663	$477,460	$46,437	$523,897
Bell Creek Mill	34,951	—	34,951	46,543	81,494
Bell Creek Mine	—	85,520	85,520	15,492	101,012
	218,748	379,183	597,931	108,472	706,403
Exploration and evaluation
Thorne property	—	79,825	79,825	—	$79,825
Fenn-Gib Project		34,014	34,014	—	$34,014
Mexico properties	—	70,108	70,108	—	$70,108
Other exploration properties*	—	48,769	48,769	94	$48,863
	—	232,716	232,716	94	232,810
Corporate	—	—	—	335	335
	$218,748	$611,899	$830,647	$108,901	$939,548

**Other exploration properties carrying value at December 31, 2011 includes $25,388 for Other Bell Creek properties, $15,346 for Highway 144 and remaining $8,035 for various other properties

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Effective January 1, 2012, upon declaring commercial production on the Thunder Creek Deposit and Bell Creek Mine, the Company transferred $379,188 from non-depletable assets to depletable assets; effective January 1, 2011, upon declaring commercial production on the Timmins Deposit, the Company transferred $209,048 and $38,678, respectively, from non-depletable assets to depletable assets and plant and equipment. In 2012, the Company recorded $6,706 of pre-production revenue, representing sales of gold bullion produced from Thunder Creek Deposit and Bell Creek Mine prior to commercial production ($74,068 recorded during year ended December 31, 2011, representing sales of bullion from the then non-commercially producing mines).

Plant and Equipment

Plant and equipment at December 31, 2012, includes $60,940 of construction in progress mainly related to the Bell Creek Mill expansion and related infrastructure (2011, $23,646). The first phase of the expansion to increase the mill capacity to 2,500 tonnes per day was commissioned on November 30, 2012 and $37,798 was transferred from construction in progress to depreciable asset.

Plant and equipment also includes cost of $35,028 (2011, $31,983) and accumulated amortization of $17,722 (2011, $11,189) of capital equipment and vehicles under finance leases (note 17); during 2012 the Company capitalized in plant and equipment interest related to finance leases of $319 (2011, $621).

The amortization of plant and equipment used in the exploration and capital development activities of mining properties is capitalized in the specific property ($4,623 for the year ended December 31, 2012; $10,830 in 2011).

Borrowing costs incurred from long term debt facilities (note 18) totaling $5,264 for the year ended December 31, 2012 are capitalized to qualifying assets (2011, $1,480).

Timmins West Mine

Lake Shore Gold owns 100% of the Timmins West Mine which includes the Timmins Deposit and Thunder Creek Deposit.

On March 7, 2012, the Company received US$35,000 ($34,976) and $15,000 from Franco-Nevada Corporation (“Franco-Nevada”) as consideration, respectively, for the Company granting to Franco-Nevada a 2.25% NSR on the sale of minerals from the Company’s Timmins West Mine and surrounding properties and issuing 10,050,591 common shares of the Company. The Company incurred $272 of transaction costs and $119 of share issue costs in relation to the transaction; the Company reduced the carrying value of the Timmins West Mine by $34,704 at the date of transaction.

Portions of the Thunder Creek Deposit are subject to either a 2% or a 3% NSR. On January 10, 2011, the Company issued 426,136 shares (valued at $1,663) to acquire back 1% of the NSR on the Deposit.

One of the claims of the Timmins Deposit (which does not contain any portion of the current reserves or resources) is subject to a 1.5% NSR, which the Company can purchase for $1,000.

On February 17, 2011, the Company signed an Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation (the “First Nation communities”) in order to promote a cooperative and

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with commercial production at its Timmins Deposit project and exploration and advanced exploration work on the Thunder Creek Deposit. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities. As part of the Agreement, in 2012 and 2011, respectively, Lake Shore Gold issued 50,000 common shares (valued at $45) and 395,000 common shares (valued at $1,667) of the Company to the two First Nation communities.

Bell Creek Mine

The Company acquired the Bell Creek Mine and Mill in December 2007 from the Porcupine Joint Venture (“PJV”), a joint venture between Goldcorp Canada Ltd. (“Goldcorp”) and Kinross Gold Corporation.  The agreement provides for a 2% NSR on the Bell Creek Mine, payable to PJV, subsequently transferred to Goldcorp, subject to any existing underlying royalties encumbering the Bell Creek Mine. Underlying royalty agreements affect some of the Bell Creek Mine claims including three agreements with net profit interests that can be purchased outright for relatively small amounts and a 5% NSR on the Enerplus Resources Inc. (“Enerplus”) claims, which cover most of the resource. On February 21, 2011 the Company issued 2,985,074 shares to Enerplus valued at $12,031 (net of share issue costs) to purchase back the Enerplus 5% base NSR. Goldcorp is responsible to pay the Company half of the amount paid to Enerplus, which the Company will offset against any future royalty payments due to Goldcorp. During 2012, the Company incurred $700 royalty expense to offset against the payment owed by Goldcorp.

Exploration and evaluation

The Company’s acquisition costs for all properties are capitalized in mining interests; all other expenditures related to green field exploration are charged to the statement of comprehensive loss. Exploration and evaluation expenses by property charged to the statement of comprehensive loss for the years ended December 31, 2012 and 2011 are as follows:

For the year ended December 31,	2012	2011
Highway 144	$2,112	$3,037
Fenn Gib project	—	560
Other Bell Creek properties	147	421
Casa Berardi	241	26
Other Canadian properties	296	1,617
Project management	973	1,057
Total exploration and evaluation expenses	$3,769	$6,718

Fenn-Gib Project

On August 18, 2011, the Company issued 14,877,263 shares valued at $33,565 to acquire 100% ownership of the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”) in accordance with the agreement between the Company and Barrick Gold Corporation (“Barrick”) signed on May 5, 2011. The Fenn-Gib Project is located approximately 60 kilometres east of Timmins. Barrick retains the right to re-acquire a 51% interest in the Fenn-Gib Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a NI 43-101 compliant resource of at least 5 million ounces

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

is established, for cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

On October 7, 2011, the Company issued 300,000 shares and 150,000 common share purchase warrants, in consideration for a 100% interest in a property adjacent to the Guibord property. The property is subject to a 2% NSR. The warrants expire on October 6, 2013 and are exercisable for common shares of the Company at $3.00 per share. The shares and warrants issued by the Company were valued at $434 and $25 respectively.

On December 1, 2011, on completion of an NI 43-101 report, the Company began capitalizing expenditures related to Fenn-Gib project in accordance with its policy in note 3(g).

Other Bell Creek properties

Other Bell Creek properties include a number of properties acquired in 2007 from Goldcorp as manager of PJV, in the vicinity of the Bell Creek Mine (the “Bell Creek West properties”) as well as Vogel and Schumacher properties.

The PJV has retained a 2% NSR relating to any future production from the Bell Creek West properties; the Company has the right to buy back 1% of the NSR on four of the five blocks of properties for $2,500 for each block.

The Company has a mining lease on the Vogel property; the property, located contiguous to the Bell Creek mine, is subject to a maximum 3% NSR with annual advance royalty payments of US$50. A cash payment of $500 will be payable once an indicated resource (as defined by NI 43-101) of 600,000 ounces of gold or more is confirmed on the property. The Company started capitalizing the expenditures on the Vogel property effective May 1, 2011, once an NI 43-101 report was filed for the property.

The Company has a mining lease on the Schumacher property located contiguous to the Vogel property. The property is subject to a 2% NSR with advanced annual royalty payments of $25 in years 4-6 and $50 thereafter.

Casa Berardi

In 2012, the Company earned a 50% interest in the Casa Berardi property by spending $5,000 as provided in a joint venture agreement between the Company and Aurizon Mines Ltd. (“Aurizon”) entered into in 2007.

The 2007 joint venture agreement provides that if an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore Gold will each have a 50% interest. Aurizon will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Mexico properties

The Company has 100% ownership of a large land position in Mexico, including the polymetallic Montaña de Oro project, Lluvia de Oro gold-silver project, Universo gold project as well as other properties (the “Mexico property portfolio”). A portion of the Montaña de Oro property is subject to a 1% net smelter royalty.

As a result of the Mexico portfolio selling agreement entered into subsequent to year end (note 29), management evaluated the carrying value of the Mexico properties for impairment; at December 31, 2012, the net book value of the Company’s Mexico properties was written down to the estimated fair value less cost to sell of $2,053 ($71,500 recorded in net loss).

On December 14, 2011, the Company finalized an option agreement with Revolution through which Revolution could acquire a 60% interest (the “Option”) in the Company’s Mexico property portfolio, in exchange for the Company receiving a 9.9% interest in Revolution, Revolution incurring $35,000 in expenditures on the Mexican property portfolio by August 31, 2016 and issuing additional common shares to the Company equal to $1,000 within 30 days of incurring the first $15,000 of expenditures. Revolution had an additional option to acquire a 100% interest in either or both of Universo and Montana de Oro property groups (the latter including the Montana de Oro, Lluvia de Oro and La Bufa properties) by completing a NI 43-101 technical report on the properties on or before August 31, 2017 and satisfying certain other conditions; as a result of the transaction, management evaluated the carrying value of the Mexico properties for impairment; the net book value of the Company’s Mexico properties as at the closing date was written down to the estimated fair value less cost to sell of $78,000 ($2,229 recorded in net loss).

On December 21, 2011, the Company received 5,713,740 shares of Revolution, valued at $2,057 and representing 9.9% of the issued and outstanding common shares of Revolution on closing date; the shares were recorded as available for sale investment and reduction of Mexico properties carrying amount. In addition, the Company received $3,651 ($2,500 received in 2011 and $1,151 in 2012) payment for the Company’s expenditures in the Mexico properties in 2011; at December 31, 2011, the amount received and receivable reduced the carrying value of Mexico properties as it was considered consideration for entering into the option agreement.

As at December 31, 2012, the Company is required to incur exploration expenditures in Mexico properties as follows ($10,772 to be incurred by Revolution as per the amended agreement dated July 26, 2012); none of these expenditures will be required to be incurred by the Company upon closing of the Mexico portfolio selling agreement (note 29):

	2013	2014	2015	2016	2017 and thereafter	Total
Exploration spending requirements	$8,566	$8,650	$8,734	$9,785	$9,865	$45,600
To be incurred by Revolution	(8,566)	(2,206)	—	—	—	(10,772)
Net obligation	$—	$6,444	$8,734	$9,785	$9,865	$34,828

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Other Canadian properties

The Company owns 51% to 55% on various other properties. Certain of those properties are subject to net smelter royalties between 2% and 3%. On certain of those properties, the Company is required to make cash payments of $1,000 or issue 146,000 Lake Shore Gold common shares upon commencement of commercial production.

In addition, the Company’s holds a 25% interest on the Meunier property (a property contiguous to the west boundary of the Timmins Deposit) partly acquired through paying in 2011 $500 to RT Minerals (of which $364 recorded as mining interest and $136 increased the Company’s share on the equity loss of RT Minerals) and partly by spending $735 on the property in 2011 and 2012 (note 27).

15.       IMPAIRMENT

The Company completed an assessment of the carrying value of its cash generating units (“CGUs”) as at December 31, 2012, and as a result, recorded after-tax non-cash impairment charges aggregating $302,500, comprised of $231,000 at the Timmins CGU and $71,500 at the Mexico CGU (notes 14 and 29).

The Timmins CGU comprises of Timmins West Mine and the adjoining exploration properties, including Gold River Trend and Highway 144, Bell Creek Mine and Mill and adjoining properties, including Vogel and Marhill. The impairment test for the Timmins CGU was based on a 3,000 tonne per day optimized mill model starting in the second half of 2013. The resulting non-cash charge for Timmins CGU was due to a number of factors, including a decline in industry-wide valuations and the Company’s growing understanding of the project parameters, including its analysis of the mine plan.

As a result of the impairment charge related to the Timmins CGU, a deferred mining tax recovery of $2,148 was recorded in the consolidated statement of comprehensive loss.

Key assumptions

The key assumptions used in determining the recoverable amount (fair value less cost to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and net asset value multiples. To determine the recoverable amount of the Timmins CGU, management used discount rates between 8% and 9% for various assets of the CGU, gold prices of US$1665 for 2013 and declining gradually to US$1,400 in 2018 and beyond and foreign exchange rates (USD/CAD) of 1:1.01 in 2013 increasing gradually to 1:1.07 in 2018 and beyond.

As at December 31, 2012, the recoverable amounts of the Timmins and Mexico CGUs are equal to their carrying amounts, after giving effect to the impairment charges noted above.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

16.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2012	2011
Trade payables	$11,351	$5,444
Accrued liabilities	19,128	25,294
Salaries and wages payable	3,388	3,617
	$33,867	$34,355

The fair value of accounts payable and accruals approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractors services. These payables do not accrue interest and no guarantees have been granted.   Trade payables and accrued liabilities at December 31, 2012 are denominated in Canadian dollars; trade payables and accrued liabilities at December 31, 2011, included amounts denominated in Mexican pesos and US dollars of $949 and $759, respectively.

17.       FINANCE LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2013 and 2015 with interest rates between 1.50% to 6.50% .The Company has the option to purchase the equipment and vehicle leased for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

	Minimum lease payments
	December 31, 2012	December 31, 2011

Not later than one year	$6,580	$8,269
Later than one year and not later than five years	2,867	6,911

Less: Future finance charges	(311)	(587)

Present value of minimum lease payments	$9,136	$14,593
Less: Current portion	(6,324)	(7,787)

Non-current portion	$2,812	$6,806

18.       LONG TERM DEBT

As at December 31,	2012	2011

Gold loan (a)	$36,775	$0
Convertible debentures (b)	81,778	—
Revolving credit facility (c)	—	49,564
	$118,553	$49,564
Current portion of long term debt (a)	18,219	—
Long term debt	$100,334	$49,564

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

(a)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured over the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly starting in January 31, 2013 to May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35,000, maturing on January 1, 2015. The transaction closed on July 16, 2012, at which time the Company received $35,000 (the Gold Loan).

As provided in the Facility agreement, in June 2012, the Company issued to Sprott 5,000,000 common shares of Lake Shore Gold (1,923,077 common shares as consideration for the Gold Loan and the remaining consideration for the Standby Line), valued at $4,479 ($1,722 value of shares issued for the Gold Loan and remaining for the Standby Line); the Company incurred other transaction costs of $1,190 related to the agreement which are allocated equally between the Gold Loan and the Standby Line; as at December 31, 2012, $3,352, representing transaction costs for the then undrawn Standby Line (value of shares and $595 of other transaction costs) are included in deferred financing costs.

(i)             Gold Loan

The Gold Loan will be repaid through 29 monthly cash payments (starting on January 31, 2013 with the final payment on May 31, 2015) based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment; the Gold Loan provides for a minimum 5% return to Sprott and a minimum 15% return in the event of a change of control.

The Gold Loan was recorded at $32,682 at initial recognition (fair value, net of transaction costs of $2,318) and is subsequently measured at amortized cost using the effective interest method. In 2012, the Company incurred $2,948 of interest expense and unwinding of the discount rate related to the Gold Loan ($996 recorded in the statement of comprehensive loss as borrowing costs and $1,952 capitalized to mining interests).

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the ‘Embedded Derivative”). The embedded derivative is the equivalent of a series of 29 gold forward contracts which mature on each of the principal dates; the embedded derivative is marked to market at each period end with changes in fair value recorded as other income (expense) and foreign exchange gain (losses), the latter representing the impact of changes in US$ / Canadian $ exchange rate to the fair value of the derivative.  As at December 31, 2012, the Company recognized an embedded derivative liability of $1,145 which consists of $2,247 loss due to increase in forward gold prices partially offset by $1,102 foreign exchange gain (movements in US/CAD exchange rate).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

As at December 31,	2012	2011

Accreted principal	$35,630	$0
Embedded derivative liability	1,145	—
	$36,775	$0
Current portion of gold loan	17,761	—
Current portion of embedded derivative liability	458
Long term portion of gold loan	$18,556	$0

(ii)          Standby Line

On February 1, 2013, the Company drew down the Standby Line of $35,000 and issued 885,964 common shares of the Company to Sprott (valued at $700), representing the 2% drawdown fee. The Standby Line matures on January 1, 2015 and bears annual interest of 9.75%, compounded monthly; the Company can pay the Standby Line or portions of it at any time before the maturity date; the Company owes a 4% rollover fee on the outstanding principal at December 31, 2013.  The rollover fee can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

(b)         Convertible Debentures

In September 2012, the Company issued 103,500 at $1,000 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bear annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and mature on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the earlier of maturity date or September 30, 2015. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares of the Company for every $1,000 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The option of the holders to convert the Debentures into common share of the Company result in the Debentures to be accounted for as a compound financial instrument with $82,512 ($78,626 net of transaction costs of $3,886 — refer below) recorded as long term debt, being the fair value of the principal and interest cash payments, and the remaining $20,988 (or $20,000 net of transaction costs of $988 — refer below) recorded as equity and representing the value of the holder conversion option. The debt component is subsequently measured at amortized cost using the effective interest method.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

The Company incurred transaction costs of $4,875 related to the issuance of the Debentures (including underwriter fees of $4,140) which are proportionately allocated between the debt and equity component and netted against each; the portion allocated to the debt component ($3,886) is amortized over the term of the Debentures using the effective interest rate method.

In 2012, the Company incurred $3,152 of interest expense and unwinding of the discount rate related to the debentures ($1,956 recorded in the statement of comprehensive loss as borrowing costs and $1,194 capitalized to mining interests).

(c)          Unicredit Bank AG Revolving Credit Facility

On September 7, 2012, concurrent with the closing of the Debenture agreement (note18(b) above), the Company repaid the US$50,000 ($49,055) UniCredit revolving credit facility and wrote off $1,250 of unamortized transaction costs outstanding at September 7, 2012. The Company realized $1,910 of foreign exchange gain on payment of the facility.

The interest rate on the revolving credit facility from January 1 to September 7, 2012 was 4.50%.

Borrowing costs related to the revolving credit facility (which include interest expense on the amount drawn during the periods and amortization of deferred transaction costs) totaling $2,118 for the year ended December 31, 2012, respectively, are capitalized to mining interests (2011, $1,480).

As at December 31,	2012	2011

Revolving credit facility	$0	$50,850
Less unamortized transaction costs	—	(1,286)
Total revolving credit facility	$0	$49,564

19.       SHARE-BASED LIABILITIES

As at December 31,	2012	2011

Performance share units	$255	$49
Deferred share units	224	105
Total share based liabilities	$479	$154

On November 9, 2011, the Company established a Performance Share Unit Plan (the “PSU plan”) whereby PSUs will be issued to eligible executives as determined by the Company’s Board of Directors. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to a target settlement ranging from 100% to 150% of the current market value of the underlying Lake Shore Gold shares, to be determined at the end of the performance period based on the performance of the underlying Lake Shore Gold shares.

In 2012 and 2011, the Company issued 1,208,150 and 686,000 PSUs, respectively. The fair value of the PSUs at December 31, 2012 and 2011 was determined using the Monte-Carlo option pricing model with the following assumptions: expected volatility based on past history of 62% to 68% (2011, 70%), risk-free

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

interest rate of 1.10% to 1.25% (2011, 1.31%) and dividend rate of $Nil.

Changes to the PSUs liability are as follows:

For the year ended December 31,	2012	2011
Balance, beginning of year	$49	$0
Share based payment expense	206	49
Total performance share units liability	$255	$49

On November 9, 2011, the Company established a Deferred Share Unit Plan (the “DSU plan”) whereby, the non-executive Directors of the Company can elect to receive the annual compensation in cash, DSUs or a combination of both. Also under the plan, DSUs may be issued to non-executives Directors of the Company as determined by the Company’s Board of Directors. DSUs issued under the DSU plan entitle the holder upon retirement to a cash payment, shares of the Company or a combination of both, as elected by the holder.  In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the holder.

In 2012 and 2011, the Company issued 287,355 and 175,440 DSUs, respectively. The fair value of the DSUs at December 31, 2012 and 2011 was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility based on past history of 64% to 67% (2011, 67% to 69%), risk-free interest rate of 1.10% to 1.53% (2011, 1.01% to 1.85%), dividend rate of $Nil and expected life ranging between 1.0 — 7.0 years (2011, 1.0 — 8.0 years).

Changes to the DSUs liability are as follows:

For the year ended December 31,	2012	2011
Balance, beginning of year	$105	$0
Share based payment expense	119	105
Total deferred share units liability	$224	$105

20.       ENVIRONMENTAL REHABILITATION PROVISION

Environmental rehabilitation provision represents the discounted values of the estimated cost for site reclamation and remediation of the Bell Creek Mill ($3,078), Bell Creek Mine ($701) and Timmins West Mine ($1,178) as well as liability for some small projects ($300). This includes site restoration, rehabilitation and remediation of tailings pond, roads, mine infrastructure and plant and equipment.

The present value of the provision has been calculated using a real pre-tax annual discount rate, based on Bank of Canada treasury bonds of an appropriate tenure as at December 31, 2012 and 2011 (0.66% to 1.22% at December 31, 2012 and 0.91% to 1.74% at December 31, 2011); estimated life of mine of 10 years for the Timmins West Mine, 15 years for Bell Creek Mine and 20 years for the Bell Creek Mill; the cash flows have been adjusted to reflect the risk attached to these cash flows. Uncertainties in the timing for using this provision includes changes in the future that could impact the time of closing the mines, as new resources and reserves are discovered. Letters of credit of $5,198 have been issued to the Ministry of Natural Resources (note 13); the funds supporting the letters of credit will be used to cover expenses

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

incurred for site reclamation and remediation upon the closure of the mines. The total undiscounted estimated rehabilitation provision is $6,290.

The liability is accreted over time through charges to finance costs and, the associated costs capitalized on the related assets are amortized for the Timmins West Mine, Bell Creek Mine and Bell Creek Mill over 10,15 and 20 years, respectively.

Changes to the environmental rehabilitation provision are as follows:

For the year ended December 31,	2012	2011
Balance, beginning of year	$4,357	$3,527
Revisions in estimates	842	757
Unwinding of the discount	58	73
Total environmental rehabilitation provision	$5,257	$4,357

21.       DEFERRED TAXES

The provision for income and mining taxes included in net loss represents an effective rate different than statutory rate of 25% (2011 – 26.5%) computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before taxes due to the following:

For the year ended December 31,	2012	2011
Loss from continuing operation before taxes	$(249,418)	$(5,304)
Computed income tax recovery at Canadian statutory rates	(62,354)	(1,406)
Non-deductible expenses	3,752	736
Tax losses not recognized	57,721	670
Ontario mining tax (recovery) provision	(2,148)	547
Deferred mining tax (recovery) provision	(3,029)	547

The change in the statutory rate over the prior year is a result of a reduction in the federal tax rate.

Deferred income tax

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

As at December 31,	2012	2011

Deferred income tax assets

Operating losses carried forward	$2,337	$27,696
Share issue costs	$4,368	—
Total deferred income tax assets	$6,705	$27,696

Deferred income tax liabilities

Mining interests	$—	$(27,696)
Long term debt	$(6,705)	—
Total deferred income tax liability	$(6,705)	$(27,696)
Net deferred income tax asset	$—	$—

During 2012, the Company recognized $5,247 of deferred income tax liability (included in the income tax liabilities above) on the Debentures transaction (note 18(b)) reducing the equity portion of the Debentures, $4,368 of deferred income tax asset (recorded as a reduction of share capital) and $879 deferred income tax recovery.

Deferred mining tax

The Company’s deferred mining tax liability as at December 31, 2012 and 2011 is as follows:

As at December 31,	2012	2011
Deferred mining tax liability	$—	$(2,148)

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2012	2011
Income tax:
Tax losses	$139,000	$16,800
Deductible temporary difference	$5,700	$6,200

Mining tax:
Deductible temporary difference	$83,198	$—

The tax losses and deductible temporary differences not recognized expire as noted below and can be applied against future taxable profit. Deferred tax assets have not been recognized in respect of these items because the Company does not have a history of taxable earnings.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Income tax:

Country	Type	Amount	Expiry date
Canada	Net operating losses	$139,000	2028-2031
Canada	Deductible temporary differences	$5,700	N/A

Mining tax:

Country	Type	Amount	Expiry date
Canada	Deductible temporary differences	$83,198	N/A

The Company has deductible temporary differences of a capital nature of $23,554 (2011, $Nil), the benefit of which have not been recognized in the consolidated financial statements.

During 2011, the Company renounced $20,834 of flow through expenditures ($5,156 was related to funds raised in 2011 and the remaining balance was raised in prior year), spent as at December 31, 2011 on eligible Canadian Exploration Expenditures (“CEE”).

22.       SHAREHOLDERS’ EQUITY

a)   Share capital

In 2012, in addition to shares issued to Franco Nevada (10,050,591 shares valued at $15,000 or $14,881 net of share issue costs, note 14) and Sprott (5,000,000 shares valued at $4,479, note 18(a)), the Company issued 350,000 shares under various mining property agreements valued at $382.

In 2011, in addition to shares issued as consideration for the acquisition of the Fenn-Gib project (14,877,263 shares valued at $33,565 or $33,465 net of share issue costs, note 14), the Company issued 4,106,210 shares under various mining property agreements (note 14) valued at $15,834 ($15,774 net of share issue costs).

On March 21, 2011, the Company completed a broker financing deal led by Wellington Capital Market Inc. (the “underwriter”). The Company raised gross proceeds of $5,156 from the issuance of 944,281 flow-through common shares, recorded as share capital ($3,774 before share issue costs of $347) and $1,382 deferred premium on flow through shares. The underwriter received a cash commission equal to 5% of gross proceeds.

b)                                     Reserves

i)                Share Options

As at December 31, 2012, the Company had 23,087,535 options outstanding of which 13,021,635 are exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days preceding the

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

grant of the option.  All options granted to date have been for a term of five years. The maximum number of options issuable by the Company is 10% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which vary between grants, from vesting half on grant date and half in the first anniversary of the grant date to vesting in three equal amounts in a three year period from the grant date.

Movements in share options during the years ended December 31, 2012 and 2011 were as follows:

	December 31, 2012		December 31, 2011
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	20,187,752	$2.75	19,939,519	$2.86
Granted	5,160,000	$0.87	3,887,400	$2.10
Exercised	(84,000)	$0.82	(1,234,667)	$1.22
Forfeited	(2,176,217)	$2.94	(2,404,500)	$3.37
Outstanding, end of year	23,087,535	$2.32	20,187,752	$2.75
Exercisable, end of year	13,021,635		9,836,519	$2.43

During the year ended December 31, 2012, the Company granted 5,160,000 (2011, 3,887,400) stock options to its employees which vest over a period of 3 years, are exercisable at weighted average price of $0.87 per option (2011, $2.10), expire in 2017 (2011 in 2016), and have a total fair value of $1,836 (2011, $3,379); weighted average fair value at grant date is $0.36 for the year ended December 31, 2012 ($0.80 for the year ended December 31, 2011). The fair value of stock options granted during 2012 and 2011 is estimated at the time of the grant using the Black-Scholes option pricing model with assumptions as follows: expected volatility based on past history of 63% to 64% (2011, 45% to 69%), a risk-free interest rate of 1.00% to 1.27% (2011, 1.20% to 2.34%), forfeiture rate of 7.43% to 11.37% (2011, 4.85% to 7.43%), dividend rate of $Nil and expected life ranging between 1.6 - 3.5 years for different vesting tranches of options granted for both years.

ii)                                    Share Options Exercised

The following table outlines share options exercised during the year ended December 31, 2012:

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$0.55-$0.99	84,000	January 20 to September 27, 2012	$1.16
	84,000		$1.16

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2011:

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$0.55-$0.99	740,167	January 14 to December 6, 2011	$3.00
$1.00-$1.99	379,500	February 7 to August 29, 2011	$3.66
$3.00-$3.99	115,000	February 22 to March 23, 2011	$4.17
	1,234,667		$3.31

iii)                                Share Options outstanding at the end of the year

The following table summarizes information concerning outstanding and exercisable options at December 31, 2012:

Exercise price	Options outstanding	Options exercisable	Remaining contractual life (years)	Expiry dates
$0.00-$0.99	7,367,367	2,249,367	0.86	October 15, 2013 to November 14, 2017
$1.00-$1.99	4,864,918	3,035,018	1.31	January 2, 2013 to March 23, 2017
$2.00-$2.99	689,750	509,750	1.87	June 24, 2014 to September 11, 2016
$3.00-$3.99	8,112,000	5,194,000	2.77	November 9, 2014 to June 19, 2016
$4.00-$5.00	2,053,500	2,033,500	1.88	November 17, 2014 to January 10, 2015
	23,087,535	13,021,635

iv)                                  Share-based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $933 of share-based payments for the year ended December 31, 2012 ($3,233 in 2011).

The allocation of share-based payments on the consolidated statement of comprehensive loss for the year ended December 31, 2012 and 2011 is as follows:

For the year ended December 31,	2012	2011

General and administrative	$2,854	$4,368
Production costs note 6	775	1,245
Exploration	182	312
Total share-based payments	$3,811	$5,925

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

v)                                      Warrants

Changes in the warrants during the year ended December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	Number of warrants	Weighted- average exercise price	Number of warrants	Weighted-average exercise price
Outstanding, beginning of year	150,000	$3.00	513,000	$3.85
Granted note 14	—	$0.00	150,000	$3.00
Expired	—	$0.00	(513,000)	$3.85
Outstanding, end of year	150,000	$3.00	150,000	$3.00

The warrants outstanding at December 31, 2012 were issued as part of the purchase of the Fenn-Gibb property (note 14), expire on October 6, 2013 and are exercisable for common shares of the Company at $3.00 per common share. The warrants were valued at $25 at time of acquisition; the value was determined using the Black-Scholes option pricing model with the following assumptions: no dividends are to be paid; volatility of 58%; risk free interest rate of 0.95% and expected life of 2.0 years.

c)                                      Basic and diluted loss per share

The impact of the outstanding options, debentures and warrants for the year ended December 31, 2012 and 2011 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the year ended December 31, 2012 and 2011 is calculated as follows:

For the year ended December 31,	2012	2011

Net loss from continuing operations	$(246,389)	$(5,851)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	411,334	389,316
Basic and diluted loss per share from continuing operations	$(0.60)	$(0.02)

For the year ended December 31,	2012	2011

Net loss from continuing and discontinued operations	$(317,932)	$(10,877)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	411,334	389,316
Basic and diluted loss per share from continuing and discontinued operations	$(0.77)	$(0.03)

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

23.       DEFINED CONTRIBUTION PENSION PLAN

The Company has a defined contribution pension plan which covers all the Company’s employees. The only obligation of the Company with respect to the plan is to make the specified contributions. During the year ended December 31, 2012, the Company recorded $1,411 of pension expense (2011 - $641) in the consolidated statement of comprehensive loss and capitalized $507 to mining properties (2011 - $946) in the consolidated statement of financial position.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

24.       SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2012	2011

Change in operating working capital
Increase in receivables and prepaids	$(2,050)	$(1,486)
Increase in inventory and stockpile ore	(10,041)	(38)
Increase in accounts payable and accrued liabilities	1,657	8,472
	$(10,434)	$6,948

Cash and cash equivalents at December 31 consist of:
Cash	$18,588	$42,837
Short term investments	30,127	13,122
	$48,715	$55,959

Non-cash investing and financing activities

For the year ended December 31,	2012	2011

Mining interests
Shares issued as part of mining property agreements	$382	$49,424
Shares received and cash receivable (Revolution transaction)	(195)	(3,207)
Increase (reduction) in working capital related to mining interests	(3,414)	3,922
Transfers to inventories and stockpiled ore upon commercial production	(5,270)	(8,683)
Share based payments expense capitalized	933	3,233
Additions on finance lease assets	2,649	5,631
Changes in mine closure assets	842	(757)
Non cash borrowing costs capitalized	3,874	1,108
	$(199)	$50,671

Assets held for sale
Translation of foreign operations	$3,712	$(8,206)
	$3,712	$(8,206)

Share Capital
Transfer of amounts from reserves	29	2,286
Shares issued for mining properties	382	49,399
Shares issued for financing agreement (note 18(a))	4,479
Premium on flow through shares issuances	—	(1,382)
	$4,890	$50,303

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

25.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of earnings (loss) of its equity investments; corporate finance income, net, includes bank and debt interest and other charges, income inclusion of premium on flow through shares and interest earned on cash and cash equivalents. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

As at and for the year ended December 31, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$133,012	$—	$—	$133,012
Loss from mine operations	$(220,666)	—	—	$(220,666)
Expenses
General and administrative	—	—	(11,467)	(11,467)
Exploration	—	(3,769)	—	(3,769)
Write down of investments in associates	—	—	(7,529)	(7,529)
	(220,666)	(3,769)	(18,996)	(243,431)
Other loss, net	—	—	(518)	(518)
Share of loss of investments in associates	—	—	(2,738)	(2,738)
Loss before finance items and taxes	(220,666)	(3,769)	(22,252)	(246,687)
Finance income, net	—	—	(2,731)	(2,731)
Loss before taxes	(220,666)	(3,769)	(24,983)	(249,418)
Deferred tax recovery	3,029	—	—	3,029
Loss from continuing operations after tax	(217,637)	(3,769)	(24,983)	(246,389)
Loss from discontinued operations after tax	—	(71,543)	—	(71,543)
Net loss	$(217,637)	$(75,312)	$(24,983)	$(317,932)

Expenditures on mining interests	163,888	$4,706	$—	$168,594
Pre-production revenue	$(6,706)	$—	$—	$(6,706)

Total assets	$620,954	$138,258	$63,803	$823,015
Total liabilities	$45,789	$—	$121,503	$167,292

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

As at and for the year ended December 31, 2011

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$66,233	$—	$—	$66,233
Earnings from mine operations	13,745	—	—	13,745
Expenses
General and administrative	—	—	(16,778)	(16,778)
Exploration	—	(6,718)	—	(6,718)
Write down of investments in associates	—	—	(1,640)	(1,640)
	13,745	(6,718)	(18,418)	(11,391)
Other income, net	—	—	7,096	7,096
Share of loss of investments in associates	—	—	(1,618)	(1,618)
Loss before finance items and taxes	13,745	(6,718)	(12,940)	(5,913)
Finance income (net)	—	—	609	609
Loss before taxes	13,745	(6,718)	(12,331)	(5,304)
Deferred mining tax provision	(547)	—	—	(547)
Loss from continuing operations	13,198	(6,718)	(12,331)	(5,851)
Loss from discontinued operations	—	(5,026)	—	(5,026)
Net loss	$13,198	$(11,744)	$(12,331)	$(10,877)

Expenditures on mining interests	$137,688	$35,334	$—	$173,022
Pre-production revenue	$(16,556)	$(57,512)	$—	$(74,068)

Total assets	$323,651	$629,443	$80,905	$1,033,999
Total liabilities	$48,378	$—	$56,793	$105,171

*Mining operations include activities of the Company’s Timmins Deposit from January 1, 2011, and Thunder Creek Deposit and Bell Creek Mine from January 1, 2012, respectively, being the effective date of commercial production.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive loss) as well as properties capitalized as per the Company’s policy (other than Timmins Deposit and Bell Creek Mill, which are in operations).

The Company’s geographic segment information as at December 31, 2012 and 2011 are as follows:

As at December 31,	2012	2011
Mining interests
Canada	$719,616	$869,440
Mexico note 29	—	70,108
	$719,616	$939,548

The Company has mining interests of $2,053 in Mexico at December 31, 2012 which have been classified as assets held for sale (note 29).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

26.       FINANCIAL INSTRUMENTS

MANAGEMENT OF CAPITAL RISK

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, equity portion of convertible debentures, deficit, reserves and net debt (as disclosed in note 18). The Company’s capital at December 31, 2012 and 2011 are as follows:

As at December 31,	2012	2011
Share capital	$1,016,524	$992,318
Equity portion of convertible debentures	14,753	—
Reserves	23,212	17,344
Deficit	(398,766)	(80,834)
Long term debt note 18	118,553	49,564
	$774,276	$978,392

The Company believes it has sufficient funds to finance its current core operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Sprott debt facility (note 18(a)) has certain financial covenants, which must be maintained on a quarterly basis, as follows:

•                  Total indebtedness to tangible net worth ratio of less than or equal to 0.25 to 1;

•                  Leverage ratio of less than or equal to 3;

•                  Current ratio of no less than 1.10; and

•                  Ore reserve tail ratio of greater than or equal to 30%.

Below are the definitions as provided in the agreement:

Total indebtedness at a certain date include the total borrowings of the Company (including the Facility, finance lease obligations but excluding accounts payable and accruals and environmental obligations); leverage ratio at a certain date is the ratio of net indebtedness to rolling EBITDA; EBITDA is defined as the Company’s earnings before income taxes, depreciation and amortization under IFRS; rolling EBITDA is the sum of EBITDA for the current quarter and for the three immediate preceding quarters; current ratio is equal to current assets of the Company over its current liabilities under IFRS.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Non-compliance with the covenants could result in the Company having to pay the outstanding balance of the Sprott debt facility. As at December 31, 2012 and 2011 the Company was in compliance with all debt covenants.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2012 and 2011 are as follows:

As at December 31,	2012	2011
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$48,715	$55,959
Restricted cash	7,095	5,654
Warrant investments note 11	108	414
	$55,918	$62,027
Loans and receivable, measured at amortized cost
Receivables note 9	$6,578	$5,611

Available-for-sale, measured at fair value
Investments in public companies note 11	$702	$3,457

Financial Liabilities
At fair value through profit and loss
Embedded derivative liability note 18(a)	$1,145	$—

Other financial liabilities, measured at fair value
Share-based liabilities note 19	$479	$154

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$33,867	$34,355
Long term debt note 18	$118,553	$49,564
	$152,420	$83,919

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments. The fair value of debentures at December 31, 2012 is $95,499.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

	2012	2011
As at December 31,	Level 1	Level 1

Cash and cash equivalents	$48,715	$55,959
Restricted cash	$7,095	$5,654
Investments in public companies note 11	$702	$3,457

	Level 2	Level 2

Gold loan liability note 18(a(i))	$38,521	$—
Embedded derivative liability note 18(a(i))	$1,145	$—
Share-based liabilities note 19	$479	$154
Warrant investments note 11	$108	$414

The Company does not have any financial instruments measured using Level 3 inputs.

RISK MANAGEMENT POLICIES

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s excess cash at December 31, 2012, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future payments as disclosed in notes 14, 17 and 28. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

a.              Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s excess cash at December 31, 2012, is invested in very liquid and low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $300 in 2012 (2011, $340).

b.              Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold -producing countries throughout the world.  A 10% change in gold prices would result in approximately $13,000 (2011, $6,600) change in the Company’s net loss.

The Company is also exposed to price risk with respect to its gold loan facility (note 18(a)), which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment. A 10% change in forward gold prices would change the embedded derivative loss (note 7) and net loss of the Company, assuming that all other variables remains constant, by approximately $4,500 in 2012 (2011, $Nil).

c.               Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests.

The Company is also exposed to foreign currency exchange risk with respect to its gold loan facility (note 18(a)), which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net loss of the Company, assuming that all other variables remains constant, by approximately $4,000 in 2012 (2011, $Nil).

The Company’s net investment in the Mexico operations is exposed to foreign currency translation risk.

The carrying amount of assets and liabilities of the Mexico operations, which are denominated in Mexican pesos and reported in Canadian dollars, is as follows:

As at December 31,	2012	2011
Cash and cash equivalents	$379	$759
Receivables and prepaids	—	205
Mining interests	2,053	70,108
Total assets	$2,432	$71,072

Accounts payable and accrued liabilities	$—	$865
Total liabilities	$—	$865

The sensitivity of the Company’s net loss and other comprehensive income due to changes in the exchange rate between Mexican pesos and Canadian dollar is nominal.

27.       RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

At December 31, 2012, the Company wrote-off $247 receivable from RT Minerals, a related party by virtue of being an equity investee; there is no other receivable from RT Minerals at December 31, 2012 (December 31, 2011, receivables and prepaid include $363 due from RT Minerals).

In 2011, the Company paid $500 to RT Minerals (note 14). In 2012 and 2011, the Company and RT Minerals spent $424 and $1,290 toward the earn in interest on the Meunier property (the Company’ share was $201 and $534 respectively).

Compensation of key management personnel

The remuneration of directors and other members of key executive management personnel during the year ended December 31, 2012 and 2011 are as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

For the year ended December 31,	2012	2011
Salaries and directors’ fees	$3,874	$3,532
Benefits	349	161
Share-based payments	3,071	3,726
	$7,294	$7,419

Share-based payments include the fair value of options granted of $2,746 ( 2011, $3,572), PSUs $206 (2011, $49) and DSUs $119 (2011, $105) awarded to directors and key management personnel; there were no post-employment benefits, termination benefits, or other long term benefits during the year ended December 31, 2012 and 2011.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

28.       COMMITMENTS AND CONTRACTUAL OBLIGATIONS

In addition to commitments and contractual obligations under various property agreements (note 14), the Company’s existing contractual obligations are as follows:

Payments Due by Period

Contractual obligations	Total	Less than a year	1-3 years	4-5 years	after 5 years
Accounts payable and accrued liabilities	$33,867	$33,867	$—	$—	$—
Finance leases and other	$12,035	6,771	3,638	912	714
Environmental rehabilitation provision	$5,257	—	—	—	5,257
Long term debt - principal and interest payments	$181,611	25,444	39,712	116,455	—
	$232,770	$66,082	$43,350	$117,367	$5,971

29.       ASSETS HELD FOR SALE

Subsequent to year end, on January 30, 2013, the Company entered into an agreement to sell all the outstanding shares of its Mexico subsidiary (which holds 100% of the Company’s Mexico property portfolio - the “Mexico portfolio selling agreement”) to Revolution Resources Corp. (“Revolution”). In exchange, the Company will receive 20,000,000 common shares of Revolution issuable on closing, 2% to 3.5% NSR on the various properties of the Mexico portfolio (subject to rights of Revolution’s to repurchase a portion of the NSR) and $5,000 in cash or common shares of Revolution (valued at the greater of $0.20 per common share and a five day volume weighted average trading price of common shares on or before December 31, 2017). Upon closing of the agreement, the amended option agreement entered between the Company and Revolution on July 26, 2012 will be terminated (the later replacing the original option agreement entered between the Company and Revolution on December 14, 2011 — see below). The Company has the right to have two representatives in the board of directors of Revolution and continue to have rights to appoint one or more nominees depending on its level of ownership as long the Company holds at least 5% of the outstanding Revolution shares.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Upon closing of the agreement, Revolution will be considered an associate of the Company, as Lake Shore Gold has the right of board representation and the Company will own more than 20% of the outsanding shares of revolution, giving it significant influence.

At December 31, 2012, the assets and liabilities of the Mexico subsidiary were reclassified as held for sale in the statement of financial position; the Company recorded an impairment charge of $71,500 (note 15) on the reclassification. The disposal of the Mexico property portfolio is consistent with the Company’s long term policy to focus its activities in its three gold complexes in Canada; the disposal is expected to be completed in 2013.

a)             Assets and liabilities held for sale

The major classes of assets and liabilities of the Mexico subsidiary at December 31, 2012 are as follows:

As at December 31,	2012
Cash and cash equivalents	$379
Mining interests	2,053
Net assets held for sale	$2,432

b)             Discontinued operations

The results of discontinued operations included in the loss for the year are presented below; the comparative periods have been represented accordingly.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

For the year ended December 31,	2012	2011

Expenses
Exploration and evaluation	$(43)	$(2,797)
	(43)	(2,797)
Impairment charge note 15	(71,500)	(2,229)
Net loss from discontinued operations after tax	(71,543)	(5,026)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	3,712	(8,575)
Comprehensive income (loss) from discontinued operations	$(67,831)	$(13,601)

Loss per share from discontinued operations
Basic	$(0.17)	$(0.01)
Diluted	$(0.17)	$(0.01)

Weighted average number of common shares outstanding (in 000’s)
Basic	411,334	389,316
Diluted	411,334	389,316

LAKE SHORE GOLD CORP. ANNUAL REPORT 2012 80 HEAD OFFICE 181 University Ave., Suite 2000, Toronto, Ontario, Canada M5H 3M7 Tel: 416 703 6298 | Fax: 416 703 7764 | Internet: www.lsgold.com INVESTOR RELATIONS Mark Utting Vice-President, Investor Relations Tel: 416-703-6298 x 2226 TIMMINS OPERATIONS AND EXPLORATION P.O. Box 1067 Timmins, Ontario, Canada P4N 7H9 Tel: 705-269-4344 Fax: 705-268-1794 TRANSFER AGENT Computershare Investor Services Inc. Toll-free within North America 1 (800) 564 6253 International: (514) 982 7555 Email: service@computershare.com Manage your shares online at Computershare’s Investor Centre at www-us.computershare.com/investor AUDITORS Deloitte LLP 181 Bay Street, Suite 1400 Toronto, Ontario, Canada M5J 2V1 Stock Exchange Listing: TSX – LSG, NYSE MKT – LSG BOARD OF DIRECTORS Alan C. Moon, Chair (1) (3) (4) Anthony Makuch (2) Peter Crossgrove (1) (4) Jonathan Gill (2) (4) Frank Hallam (2) (3) Arnold Klassen (1) (3) (1) Corporate Governance and Nominating Committee (2) Health, Safety Environment and Community Committee (3) Audit Committee (4) Compensation Committee OFFICERS Anthony (Tony) Makuch, President & CEO Dan Gagnon, Senior Vice-President, Operations Alasdair Federico, Vice-President, General Counsel & Corporate Secretary Eric Kallio, Vice-President, Exploration Tina Ouellette, Vice-President, Human Resources Mark Utting, Vice-President, Investor Relations Merushe (Meri) Verli, Vice-President, Finance CORPORATE INFORMATION ANNUAL GENERAL AND SPECIAL MEETING TMX Broadcast Centre The Exchange Tower 130 King Street West Toronto, Ontario, Canada M5X 1J2 May 15, 2013 at 8:30 a.m.

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2013 LAKE SHORE GOLD CORP. 181 University Ave., Suite 2000 Toronto, Ontario, Canada M5H 3M7 tel 416 703 6298 fax 416 703 7764 www.lsgold.com Poised for a Break-out Year in Driven by: Strong Production Growth, Improved Operating Costs, and Lower Capital Investments